                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U5B

                             REGISTRATION STATEMENT

                       FILED PURSUANT TO SECTION 5 OF THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  POWERGEN PLC
                          POWERGEN US HOLDINGS LIMITED
                             POWERGEN US INVESTMENTS
                              ERGON US INVESTMENTS
                            POWERGEN LUXEMBOURG SARL
                        POWERGEN LUXEMBOURG HOLDINGS SARL
                      POWERGEN LUXEMBOURG INVESTMENTS SARL
                                  POWERGEN USA
                          POWERGEN US INVESTMENTS CORP.
-------------------------------------------------------------------------------
                               Name of Registrants


     NAME, TITLE AND ADDRESS OF OFFICER TO WHOM NOTICES AND CORRESPONDENCE
                 CONCERNING THIS STATEMENT SHOULD BE ADDRESSED

                                Mr. David Jackson
                      Company Secretary and General Counsel
                                  Powergen plc
                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom

                                    FORM U5B

                             REGISTRATION STATEMENT

         The undersigned holding companies hereby submit their registration statement to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act of 1935.

         1.       Exact name of registrants:

                         Powergen plc
                         Powergen US Holdings Limited
                         Powergen US Investments
                         Ergon US Investments
                         Powergen Luxembourg sarl
                         Powergen Luxembourg Holdings sarl
                         Powergen Luxembourg Investments sarl
                         Powergen USA
                         Powergen US Investments Corp.

         2. Address of principal executive offices: 53 New Broad Street, London EC2M 1SL, United Kingdom

         3. Name and address of chief accounting officer: Mr. Peter C.F. Hickson, 53 New Broad Street, London EC2M 1SL, United Kingdom

         4. Furnish the following information as to the registrants and each subsidiary company thereof:

         This information is provided as of December 31, 2000.

---------------------------------------------------------------------------------------------------------------------------------
                                 Col. A                                       Col. B           Col. C                   Col. D
---------------------------------------------------------------------------------------------------------------------------------
                             Name of Company                             Organization  State/Country          Type of Business
                             ---------------                             ------------  --------------          ----------------
PART A

Powergen plc                                                              Corporation  England and       Holding Company
                                                                                       Wales
       Powergen US Holdings Limited                                       Corporation  England and       Holding Company
                                                                                       Wales
              Powergen US Funding LLC                                     Corporation  Delaware          Finance Company

              Ergon US Investments Limited                                Corporation  England and       Holding Company
                                                                                       Wales
                    Powergen Luxembourg Securities sarl                   Corporation  Luxembourg        Finance Company

              Powergen US Investments Limited                             Corporation  England and       Holding Company
                                                                                       Wales
                    Powergen Luxembourg sarl                              Corporation  Luxembourg        Holding Company

                           Powergen Luxembourg Holdings sarl              Corporation  Luxembourg        Holding Company

                                 Powergen Luxembourg Investments sarl     Corporation  Luxembourg        Holding Company

                                        Powergen USA Partnership          Partnership  Delaware          Holding Company

                                               Powergen US Investments    Corporation  Delaware          Holding Company
                                               Corp.

                                                     LG&E Energy Corp.    Corporation  Kentucky          Holding Company (Exempt)
                                                     (see Part B)

       Powergen Share Scheme Trustees Limited                             Corporation  England and       Qualifying Employee Trust
                                                                                       Wales             Company

       Powergen Group Holdings                                            Corporation  England and       Holding Company
                                                                                       Wales

              Powergen Group Investments Ltd                              Corporation  England and       Finance Company
                                                                                       Wales

              Powergen UK Investments Ltd                                 Corporation  England and       Finance Company
                                                                                       Wales


                                       3


              Powergen UK plc                                             Corporation  England and       Electric Generation;
                                                                                       Wales             Holding Company and
                                                                                                         Finance Company

                    Ergon Insurance Ltd                                   Corporation  Isle of Man       Captive Insurance Company

                    Powergen (Kentucky) Ltd                               Corporation  England and       Representative office in UK
                                                                                       Wales             for Powergen

                    Powergen CHP Ltd                                      Corporation  England and       Developer and Operator of
                                                                                       Wales             Cogeneration Plant in UK

                           Powergen Cogeneration Ltd                      Corporation  England and       Operator of Cogeneration
                                                                                       Wales             Plant in UK

                           Biogeneration Ltd                              Corporation  England and       Operator of Biomass Plant
                                                                                       Wales             in UK (JV)

                    Powergen Energy Trading Ltd                           Corporation  England and       Energy Trading in Europe
                                                                                       Wales

                    Powergen Finance Ltd                                  Corporation  England and       Finance Company
                                                                                       Wales

                    Ergon Finance Ltd                                     Corporation  England and       Finance Company
                                                                                       Wales

                    Powergen Share Trustees Ltd                           Corporation  England and       Share Scheme Trustee
                                                                                       Wales

                    Ergon Pensions Trustee Ltd                            Corporation  England and       Pension Scheme Trustee
                                                                                       Wales

                    Powergen Projects Consultancy Ltd                     Corporation  England and       Project Management
                                                                                       Wales             Consultancy

                    Hams Hall Management Co. Ltd                          Corporation  England and       Real Estate Management
                                                                                       Wales

                    Garnedd Power Co. Ltd                                 Corporation  England and       Owner of Hydro-Electric
                                                                                       Wales             Plant in Wales

                    Ergon Nominees Ltd                                    Corporation  England and       Investment Holding Company
                                                                                       Wales

                           Kinesis Resource Management Ltd                Corporation  England and       Inactive
                                                                                       Wales

                           Electricity Ltd                                Corporation  England and       Inactive
                                                                                       Wales

                    Powergen Energy Solutions Ltd                         Corporation  England and       Energy Management Company
                                                                                       Wales

                           Delcomm Ltd                                    Corporation  England and       Inactive
                                                                                       Wales


                                       4


                    LLPCo Holdings Ltd                                    Corporation  Australia         Finance company

                           LLPCo Pty Ltd                                  Corporation  Australia         Finance company

                    Powergen Australia Investments Limited                Corporation  England and       Holding company
                                                                                       Wales

                           Yallourn Investments, A Limited Partnership    Partnership  Australia         Finance company

                                 Meerco Pty Ltd                           Corporation  Australia         Holding company

                    DR Group Holdings                                     Corporation  England and       Holding company
                                                                                       Wales

                           DR Corby Ltd                                   Corporation  England and       Holding company
                                                                                       Wales

                                 East Midlands Electricity Generation     Corporation  England and       Holding company
                                 (Corby) Ltd                                           Wales

                                        Corby Power Ltd                   Corporation  England and       Operator of Power Plant
                                                                                       Wales             (JV)

                    Powergen Investments Ltd                              Corporation  England and       Holding company
                                                                                       Wales

                           Powergen Renewables Holdings Ltd               Corporation  England and       Holding company  (JV)
                                                                                       Wales

                                 Powergen Renewables Ltd                  Corporation  England and       Operator of Windfarms
                                                                                       Wales

                                        Yorkshire Windpower Ltd           Corporation  England and       Operator of Windfarms
                                                                                       Wales

                                        TPG Wind Ltd                      Corporation  England and       Operator of  Windfarm
                                                                                       Wales

                                        Windy Mills Ltd                   Corporation  Northern Ireland  Inactive

                                 Powergen Renewables Developments Ltd     Corporation  England and       Developer of Windfarms
                                                                                       Wales

                                        Blyth Offshore Wind Ltd           Corporation  England and       Developer  / operator of
                                                                                       Wales             Windfarms

                                 Powergen Renewables Ireland  Ltd         Corporation  Ireland           Developer of Windfarms in
                                                                                                         Ireland

                                        Tursillagh Windfarm Ltd           Corporation  Ireland           Operator of Windfarm in
                                                                                                         Ireland

                    Powergen (East Midlands) Loan Notes                   Corporation  England and       Finance Company
                                                                                       Wales

                    Powergen (East Midlands) Investments                  Corporation  England and       Holding and Finance Company
                                                                                       Wales


                                       5

                           Powergen Energy plc                            Corporation  England and       Electric Distribution and
                                                                                       Wales             Holding company

                                 Powergen Retail Gas Ltd                  Corporation  England and       Gas Retail in UK
                                                                                       Wales

                                        EME Industrial Shipping Ltd       Corporation  England and       Gas Shipping in UK
                                                                                       Wales

                                 Coppice Insurance Co Ltd, Guernsey       Corporation  Guernsey          Inactive (in liquidation)

                                 Charnwood Insurance Co. Ltd, Guernsey    Corporation  Guernsey          Inactive (in liquidation)

                                 Derek B Haigh Ltd                        Corporation  England and       Inactive
                                                                                       Wales

                                 East Midlands Electricity Distribution   Corporation  England and       Inactive
                                 Ltd                                                   Wales

                                        Homepower Retail Ltd              Corporation  England and       Inactive (in liquidation)
                                                                                       Wales             (JV)

                                 East Midlands Pipelines Ltd              Corporation  England and       Inactive
                                                                                       Wales

                                 East Midlands Electricity Share Scheme   Corporation  England and       Inactive
                                 Trustees Ltd                                          Wales

                                 East Midlands Electricity Trustees       Corporation  Jersey            Inactive (in liquidation)
                                 (ESOP)  Limited

                                 East Midlands Electricity Supply Ltd     Corporation  England and       Inactive
                                                                                       Wales

                                 East Midlands Telecommunications Ltd     Corporation  England and       Inactive
                                                                                       Wales

                                 EMCO Ltd                                 Corporation  England and       Inactive
                                                                                       Wales.

                                 EME Employment Co. Ltd                   Corporation  England and       Inactive
                                                                                       Wales

                                 EME Employment Co. (No. 2) Ltd           Corporation  England and       Inactive
                                                                                       Wales

                                 Homepower Retail (EME) Ltd               Corporation  England and       Inactive
                                                                                       Wales

                                 Powergen Secretaries Ltd                 Corporation  England and       Inactive
                                                                                       Wales

                                 Powergen Directors Ltd                   Corporation  England and       Inactive
                                                                                       Wales

                                 Ransome Properties Ltd                   Corporation  England and       Inactive
                                                                                       Wales


                                       6


                                 Statco Two Ltd                           Corporation  England and       Inactive
                                                                                       Wales

                                 Statco Three Ltd                         Corporation  England and       Inactive
                                                                                       Wales

                                 Statco Four Ltd                          Corporation  England and       Inactive
                                                                                       Wales

                                 Statco Five Ltd                          Corporation  England and       Inactive
                                                                                       Wales

                                 Statco Six Ltd                           Corporation  England and       Inactive
                                                                                       Wales

                                        Furse Earthing and Lightning      Corporation  England and       Inactive
                                        Protections Systems  Ltd                       Wales

                                        Furse Specialist Contracting Ltd  Corporation  England and       Inactive
                                                                                       Wales

                                        M MacDonald & Co. Ltd             Corporation  England and       Inactive
                                                                                       Wales

                                        Padfield and Howes Ltd            Corporation  England and       Inactive
                                                                                       Wales

                                        SGB (Steeplejacks) Ltd            Corporation  England and       Inactive
                                                                                       Wales

                                        J Smith (Southern) Ltd            Corporation  England and       Inactive
                                                                                       Wales

                                        The Peerless Engineering Co. Ltd  Corporation  England and       Inactive
                                                                                       Wales

                                 Statco Seven Ltd                         Corporation  England and       Inactive
                                                                                       Wales

                                 The Stanton (Steeplejack) Co. Ltd        Corporation  England and       Inactive
                                                                                       Wales

                    Cottam Development Centre Ltd                         Corporation  England and       Turbine Testing/Operation
                                                                                       Wales             in UK (JV)

                    East Midlands Electricity Gen (Non Fossil) Ltd        Corporation  England and       Holding Company
                                                                                       Wales

                           Biogas Generation Ltd                          Corporation  England and       Waste Combustion (JV)
                                                                                       Wales

                           East Midlands Electricity Gen (IPG) Ltd        Corporation  England and       Inactive
                                                                                       Wales

                           East Midlands Electricity Generation (Rugby)   Corporation  England and       Inactive
                           Ltd                                                         Wales

                    Gen Net. Com Ltd                                      Corporation  England and       Internet services provider
                                                                                       Wales


                                       7


                    Powergen Systems & Services                           Corporation  England and       Information Technology
                                                                                       Wales             Services Company

                    Powergen Gas Ltd                                      Corporation  England and       Gas Pipeline Operations in
                                                                                       Wales             UK

                    Telcentric Solutions Ltd                              Corporation  England and       Internet sales services
                                                                                       Wales             (JV)

              Powergen International Holdings  Ltd                        Corporation  England and       Holding company
                                                                                       Wales

                    Powergen International Limited                        Corporation  England and       Holding Company
                                                                                       Wales

                           Powergen Overseas Holdings Limited             Corporation  England and       Holding company
                                                                                       Wales

                                 Ergon Generation (Malaysia) Sdn Bhd      Corporation  England and       Inactive
                                                                                       Wales

                           Ergon Energy Ltd                               Corporation  England and       Holding company
                                                                                       Wales

                                 PT Jawa Power                            Corporation  Indonesia         Operator of Power Plant
                                                                                                         (JV)

                           North Queensland Power Ltd                     Corporation  England and       Inactive
                                                                                       Wales

                           Powergen Serang Ltd                            Corporation  England and       Inactive
                                                                                       Wales

                           Visioncash                                     Corporation  England and       Finance Company
                                                                                       Wales

                           Inputrapid Ltd                                 Corporation  England and       Holding and Finance Company
                                                                                       Wales

                           Ergon Overseas Holdings Ltd                    Corporation  England and       Holding company
                                                                                       Wales

                                 Powergen Holdings BV                     Corporation  Netherlands       Holding and Finance Company

                                        Powergen Australia Holdings BV    Corporation  Netherlands       Holding company

                                               Powergen Australia BV      Corporation  Netherlands       Holding company

                                                     Powergen Aus Pty     Corporation  Australia         Holding company
                                                     Ltd

                                                     Auspower Pty Ltd     Corporation  Australia         Holding company(JV)

                                                              Mezzco      Corporation  Australia         Finance company
                                                              Pty Ltd


                                       8


                                                              Yallourn    Corporation  Australia         Owner of generation plant
                                                              Energy
                                                              Pty Ltd

                                        BLCP Power Limited                Corporation  Thailand          Developer of Generation
                                                                                                         Facility (JV)

                                        PT Powergen Jawa Timur            Corporation  Indonesia         Operator of Generation
                                                                                                         Facility (JV)

                                        PT Power Jawa Barat               Corporation  Indonesia         Developer of Power Project
                                                                                                         (JV)

                                        Portugen Energia S.A.             Corporation  Portugal          Operator of Generation
                                                                                                         Facilities

                                        Powergen Energia RT               Corporation  Hungary           Operator of Generation
                                                                                                         Facilities

                                        Csepel Aramtermeto                Corporation  Hungary           Owner of Generation
                                                                                                         Facilities

                                        Csepel Holdings BV                Corporation  Netherlands       Inactive

                                        Csepel Eromu RT                   Corporation  Hungary           Owner of Generation
                                                                                                         Facilities

                                        Turbogas Produtora Energetica     Corporation  Portugal          Owner of Generation
                                        S.A.                                                             Facilities (JV)

                                        Powergen India Ltd                Corporation  India             Holding  company

                                               Gujarat Powergen Energy    Corporation  India             Owner of Generation
                                               Corporation                                               Facility (JV)

                                        Saale Energie GmbH                Corporation  Germany           Owner of Generation
                                                                                                         Facility (JV)

                                               Saale Energie Services     Corporation  Germany           Engineering consultancy
                                               GmbH                                                      services

                                               Kraftwerk Schkopau GbR     Corporation  Germany           Owner of Generation
                                                                                                         Facility

                                               Kraftwerk Schkopau         Corporation  Germany           Operator of Generation
                                               B'Gessellschaft GmbH                                      Facility

                                        Powergen (Malaysia) Sdn Bhd       Corporation  Malaysia          Inactive

                                        Powergen Nederland BV             Corporation  Netherlands       Holding and Finance Company

                                               MIBRAG BV                  Corporation  Netherlands       Holding company (JV)


                                       9


                                                     MIBRAG GmbH          Corporation  Germany           Owner of coal mine

                                                              MIBRAG      Corporation  Germany           Finance Company
                                                              IB GmbH

                                                              MIBRAG      Corporation  Germany           Finance Company
                                                              IV GmbH

                                                              MIBRAG      Corporation  Germany           Finance Company
                                                              IVB
                                                              GmbH

                                        Powergen Brasil Limitada          Corporation  Brazil            Inactive

              Diamond Power Generation Limited                            Corporation  England and       Operator of power station
                                                                                       Wales

              Emerald Power Generation Limited                            Corporation  England and       Operator of power station
                                                                                       Wales

              Central England Networks Ltd                                Corporation  England and       Inactive
                                                                                       Wales

              EME  Electricity Ltd                                        Corporation  England and       Inactive
                                                                                       Wales

              Ergon Power Ltd                                             Corporation  England and       Inactive
                                                                                       Wales

              Ergon Properties Ltd                                        Corporation  England and       Inactive
                                                                                       Wales

              First Energy (UK) Ltd                                       Corporation  England and       Inactive
                                                                                       Wales

              Hurricaneseye Ltd                                           Corporation  England and       Inactive
                                                                                       Wales

              Kinesis Resource Ltd                                        Corporation  England and       Inactive
                                                                                       Wales

              Kinetica Ltd                                                Corporation  England and       Inactive
                                                                                       Wales

              Lincoln Green Energy Ltd                                    Corporation  England and       Inactive
                                                                                       Wales

              Powercoal                                                   Corporation  England and       Inactive
                                                                                       Wales

              Powerconsult                                                Corporation  England and       Inactive
                                                                                       Wales

              PowerGas Ltd                                                Corporation  England and       Inactive
                                                                                       Wales

              Power Technology Ltd                                        Corporation  England and       Inactive
                                                                                       Wales


                                      10

              The Power Generation Company Ltd                            Corporation  England and       Inactive
                                                                                       Wales

              Wavedriver Ltd                                              Corporation  England and       Inactive
                                                                                       Wales


PART B
       LG&E Energy Corp.                                                  Corporation  Kentucky          Holding Company (exempt)

              LG&E Energy Marketing Inc.                                  Corporation  Oklahoma          Power Marketing

              LG&E Energy Foundation Inc.                                 Corporation  Kentucky          Charitable Foundation

              LG&E Energy Services Inc.                                   Corporation  Kentucky          Service Company

              LG&E Energy Settlements Inc.                                Corporation  Kentucky          Inactive

              Kentucky Utilities Company (KU)                             Corporation  Kentucky/         Public Utility
                                                                                       Virginia

                      Lexington Utilities Company                         Corporation  Kentucky          Inactive

                      KU Receivables LLC                                  LLC(1)       Delaware          Receivables Finance Company

                      Electric Energy Inc.                                Corporation  Kentucky/         Electric Utility
                                                                                       Illinois

              Louisville Gas and Electric Company (LG&E)                  Corporation  Kentucky          Public Utility

                      LG&E Receivables LLC                                LLC          Delaware          Receivables Finance Company

              LG&E Capital Corp. (LCC)                                    Corporation  Kentucky          Non-Utility Holding Company

                      LG&E Credit Corp.                                   Corporation  Kentucky          Consumer Lending Services

                      LNGCL Inc.                                          Corporation  Delaware          Inactive

                      LNGCG Inc.                                          Corporation  Delaware          Inactive

                      LG&E Home Services Inc.                             Corporation  Kentucky          Appliance Repair and
                                                                                                         Warranty



---------------------------------------
(1)      LLC means limited liability company.


                                      11


                      LG&E Enertech Inc.                                  Corporation  Kentucky          Engineering, Energy
                                                                                                         Management and Consulting
                                                                                                         Services

                      FSF Minerals Inc.                                   Corporation  Kentucky          Owner of Coal Reserves

                      LG&E Energy Privatization Services Inc.             Corporation  Kentucky          Bidder on Government
                                                                                                         Privatization Project

                      CRC-Evans International Inc.                        Corporation  Delaware          Investment Holding Company

                             CRC-Evans Pipeline International, Inc.       Corporation  Delaware          Equipment and Services for
                                                                                                         Pipeline Construction

                                    CRC-Evans B.V.                        Corporation  Netherlands       International Sales Office

                                    CRC-Evans Canada LTD.                 Corporation  Alberta, Canada   Company for Canadian
                                                                                                         Operations

                                    PIH Holdings LTD                      Corporation  United Kingdom    Holding Company for
                                                                                                         Operations in Europe and
                                                                                                         Middle East

                                            Pipeline Induction Heat Ltd.  Corporation  United Kingdom    Services for Pipelines

                             CRC-Key, Inc.                                Corporation  Oklahoma          Manufacturing for Pipeline
                                                                                                         Construction

                      WKE Corp. (WKEC)                                    Corporation  Kentucky          Investment Holding Company

                             WKE Station Two Inc.                         Corporation  Kentucky          Operator of Generation
                                                                                                         Facilities

                             Western Kentucky Energy Corp.                Corporation  Kentucky          Leases Generation
                                                                                                         Facilities

                                    WKE Facilities Corp.                  Corporation  Kentucky          Inactive

                             LCC LLC                                      LLC          Kentucky          Owns Options on Mineral
                                                                                                         Rights

                             FCD LLC                                      LLC          Kentucky          Owns Options and Actual
                                                                                                         Riparian Rights

                             Excalibur Development LLC                    LLC          Kentucky          Inactive

                      LG&E International Inc.                             Corporation  Delaware          Holding Company for
                                                                                                         International Projects

                             LG&E Mendoza Services Inc.                   Corporation  Cayman Islands    Inactive


                                      12


                             LG&E Power Venezuela I Inc.                  Corporation  Cayman Islands    Inactive

                             LG&E Power Spain Inc.                        Corporation  Delaware          Holding Company for
                                                                                                         Projects in Spain

                                    K.W. Tarifa S.A.                      Corporation  Spain             Generation Facilities

                             LG&E Power Argentina I, Inc.                 Corporation  Delaware          Inactive

                             LG&E Power Argentina II, Inc.                Corporation  Delaware          Investment in Natural Gas
                                                                                                         Distribution Company

                                    Distribuidora de Gas del Centro S.A.  Corporation  Argentina         Natural Gas Distribution
                                                                                                         (FUCO)

                                    Inversora de Gas del Centro S.A.      Corporation  Argentina         Investment in Natural Gas
                                                                                                         Distribution Company

                             LG&E Power Argentina III, LLC                LLC          Delaware          Investment in Natural Gas
                                                                                                         Distribution Company

                                    Distribuidora de Gas Cuyana S.A.      Corporation  Argentina         Natural Gas Distribution
                                                                                                         (FUCO)

                                    Inversora de Gas Cuyana S.A.          Corporation  Argentina         Indirect Owner of Gas
                                                                                                         Distribution

                                    Invergas S.A.                         Corporation  Argentina         Indirect Owner of Gas
                                                                                                         Distribution

                                    Gas Natural BAN S.A.                  Corporation  Argentina         Natural Gas Distribution
                                                                                                         (FUCO)

                                    Gas Natural S.D.G. Argentina S.A.     Corporation  Argentina         Indirect Owner of FUCO

                                    ServiConfort Argentina S.A.           Corporation  Argentina         Energy-related Services to
                                                                                                         Gas Customers

                             LG&E Power Australia I Inc.                  Corporation  Delaware          Inactive

                                    LG&E Australia Pty Limited            Corporation  Australia         Inactive

                             LG&E Centro S.A.                             Corporation  Argentina         Provides Technical
                                                                                                         Consultancy Services

                             LG&E Power Spain LLC                         LLC          Kentucky          Inactive


                                      13


                             LG&E Power Finance Inc.                      Corporation  Delaware          Special Purpose Financing
                                                                                                         Subsidiary

                      LG&E Power Inc.                                     Corporation  Delaware          Holding Company for
                                                                                                         Non-Utility Investments

                             LG&E Power Engineers and Constructors Inc.   Corporation  California        Engineering and Project
                                                                                                         Management (Inactive)

                                    LG&E Power Constructors Inc.          Corporation  California        Inactive

                                    Ultraclean Incorporated               Corporation  California        Inactive

                             LG&E Power Services Inc.                     Corporation  California        Power Facilities Management
                                                                                                         and Operations

                                    Maine Power Services                  Partnership  California        Inactive

                             LG&E Power Operations Inc.                   Corporation  California        Power Project Ownership,
                                                                                                         Management & Development

                                    LG&E/Kelso Power Partners, L.P.       Partnership  California        Inactive

                                    HD/WS Corporation                     Corporation  California        Inactive

                                    LG&E-Westmoreland Rensselaer          Partnership  California        Inactive

                                    LG&E Power 5 Incorporated             Corporation  California        Inactive

                                            Babcock-Ultrapower West       Partnership  California        Inactive
                                            Enfield

                                    LG&E Power 6 Incorporated             Corporation  California        Inactive

                                            Babcock-Ultrapower Jonesboro  Partnership  California        Inactive

                                    LG&E Power 11 Incorporated            Corporation  California        Indirect Owner of Power
                                                                                                         Generation Facilities

                                            LG&E-Westmoreland             Partnership  California        Generation Facilities
                                            Southampton

                                    LG&E Southampton Incorporated         Corporation  California        Indirect Owner of Power
                                                                                                         Generation Facilities


                                      14


                                            LG&E Southampton L.P.         Partnership  California        Indirect Owner of
                                                                                                         Generation Facilities

                                    LG&E Power 12 Incorporated            Corporation  California        Indirect Owner of Power
                                                                                                         Generation Facilities

                                            LG&E-Westmoreland Altavista   Partnership  California        Generation Facilities

                                    LG&E Altavista Incorporated           Corporation  California        Indirect Owner of Power
                                                                                                         Generation Facilities

                                            LG&E Altavista L.P.           LP           California        Indirect Owner of
                                                                                                         Generation Facilities

                                    LG&E Power 13 Incorporated            Corporation  California        Indirect Owner of
                                                                                                         Generation Facilities

                                            LG&E-Westmoreland Hopewell    Partnership  California        Generation Facilities

                                    LG&E Hopewell Incorporated            Corporation  California        Indirect Owner of
                                                                                                         Generation Facilities

                                    LG&E Power 14 Incorporated            Corporation  California        Inactive

                                            LG&E Power 14-Buena Vista     Partnership  California        Inactive

                                    LG&E Power 16 Incorporated            Corporation  California        Indirect Owner of
                                                                                                         GenerationFacilities

                                    LG&E Power Roanoke Incorporated       Corporation  California        Indirect Owner of
                                                                                                         Generation Facilities

                                            LG&E Roanoke Valley LP        LP           California        Indirect Owner of
                                                                                                         Generation Facilities

                                                     Westmoreland-LG&E    Partnership  Virginia          Generation Facilities
                                                     Partners

                                    LG&E 18 Incorporated                  Corporation  California        Inactive

                                    LG&E Erie Partner Incorporated        Corporation  California        Inactive

                                            Erie Power Partners L.P.      Partnership  California        Inactive


                                      15

                                    LG&E Power 21 Incorporated            Corporation  California        Indirect Owner of
                                                                                                         Generation Facilities

                                    LG&E Power 21 Wind Incorporated       Corporation  California        Indirect Owner of
                                                                                                         Generation Facilities

                                            LG&E Power 21 L.P.            Partnership  California        Indirect Owner of Power
                                                                                                         Generation Facilities

                                                     Windpower Partners   Partnership  Delaware          Generation Facilities
                                                     1993, L.P.

                                    LG&E Power 22 Incorporated            Corporation  California        Inactive

                                    LG&E Power 29 Incorporated            Corporation  California        Inactive

                                    LG&E Power 31 Incorporated            Corporation  California        Indirect Owner of
                                                                                                         Generation Facilities

                                            LQ GP, LLC                    LLC          Delaware          Indirect Owner of
                                                                                                         Generation Facilities

                                    LG&E Power 31 Wind Incorporated       Corporation  California        Indirect Owner of
                                                                                                         Generation Facilities

                                            LG&E Power 31 L.P.            Partnership  California        Indirect Owner of
                                                                                                         Generation Facilities

                                                     Windpower Partners   Partnership  Delaware          Generation Facilities
                                                     1994, L.P.

                                                     LQC LP, LLC          LLC          Delaware          Indirect Owner of
                                                                                                         Generation Facilities

                                    LG&E Power 25 Incorporated            Corporation  Delaware          Inactive

                                    LG&E Power 26 Incorporated            Corporation  Delaware          Inactive

                             LG&E Power Development Inc.                  Corporation  California        Development of QFs and EWGs

                             American Power, Incorporated                 Corporation  California        Investment in LG&E Power
                                                                                                         Monroe LLC


                                      16


                                    LG&E Power Monroe LLC                 LLC          Delaware          Lease and Operate
                                                                                                         Combustion Turbines

                             LG&E Crown Inc.                              Corporation  Delaware          Prior Owner of Investment
                                                                                                         in Gas Gathering,
                                                                                                         Processing and
                                                                                                         Storage Facilities

                             LG&E Minor Facilities Inc.                   Corporation  Delaware          Prior Owner of Investment
                                                                                                         in Gas Gathering,
                                                                                                         Processing and Storage
                                                                                                         Facilities

                             Power Tex Parent Inc.                        Corporation  Delaware          Prior Owner of Investment
                                                                                                         in Gas Gathering,
                                                                                                         Processing and Storage
                                                                                                         Facilities

                             Llano Gathering Inc.                         Corporation  New Mexico        Prior Owner of Investment
                                                                                                         in Gas Gathering,
                                                                                                         Processing and Storage
                                                                                                         Facilities

                             Llano Storage Inc.                           Corporation  New Mexico        Prior Owner of Investment
                                                                                                         in Gas Gathering,
                                                                                                         Processing and Storage
                                                                                                         Facilities

                             Ultrasystems Construction Co., Inc.          Corporation  California        Inactive

                             HD Energy Corporation                        Corporation  Delaware          Inactive

                                    Ultrafuels Incorporated               Corporation  California        Inactive

                                    Ultrafuels 1 Incorporated             Corporation  California        Inactive

                                    NuHPI, Inc.                           Corporation  Delaware          Inactive

                                            Ultrapower Biomass Fuels      Corporation  California        Inactive
                                            Corporation

                                            Hadson Power Live Oak         Corporation  California        Inactive
                                            Incorporated

                             Hadson Financial Corporation                 Corporation  Delaware          Inactive

                             LG&E Power Gregory I, Inc.                   Corporation  New Mexico        Indirect Owner of Power
                                                                                                         Project

                                    Gregory Power Partners LP             Partnership  Texas             Owner and Developer of
                                                                                                         Power Project


                                      17


                             LG&E Power Gregory II, Inc.                  Corporation  Delaware          Indirect Owner of Power
                                                                                                         Project

                                    Gregory Partners LLC                  LLC          Texas             Owner and Developer of
                                                                                                         Power Project

                             LG&E Power Gregory III Inc.                  Corporation  Delaware          Indirect Owner of Power
                                                                                                         Project

                             LG&E Power Gregory IV Inc.                   Corporation  Delaware          Indirect Owner of Power
                                                                                                         Project

                             Ultrasystems Small Power, Incorporated       Corporation  California        Inactive

                                    Ultrasystems Small Power I,           Corporation  California        Inactive
                                    Incorporated

                             LG&E Natural Industrial Marketing Co.        Corporation  Colorado          Natural Gas Marketing and
                                                                                                         Transmission

                             Hadson Fuels, Inc.                           Corporation  Oklahoma          Inactive

                                    Triple T Services Inc.                Corporation  Oklahoma          Inactive

                             LG&E Natural Canada Inc.                     Corporation  Canada            Inactive

                             LG&E Fuels Services Inc.                     Corporation  Delaware          Investment in Alternative
                                                                                                         Fuels

                             LG&E Power Tiger Creek LLC                   LLC          Delaware          Inactive

                             Babcock & Wilcox Services Inc.               Corporation  California        Inactive

                      KUCC Paris Corporation                              Corporation  Kentucky          Indirect Owner of
                                                                                                         Investment in Power Project

                             Tenaska III Partners, Ltd.                   Partnership  Texas             Indirect Investment in QF

                                    Tenaska III Texas Partners            Partnership  Texas             Interest in QF

                      KUCC Ferndale Corporation                           Corporation  Kentucky          Indirect Owner of
                                                                                                         Investment in Power Project

                             Tenaska Washington Partners, L.P. (5%)       Partnership  Washington        QF

                      KUCC Portland 34 Corporation                        Corporation  Kentucky          Inactive

                      Portland 34 LTD Corporation                         Corporation  Kentucky          Inactive


                                      18


                             Portland 34, L.P.                            Partnership  Kentucky          Inactive

                      KUCC Development Corporation                        Corporation  Kentucky          Inactive

                      KUCC Solutions Corporation                          Corporation  Kentucky          Energy Marketing and
                                                                                                         Services

                      KUCC Grimes Corporation                             Corporation  Delaware          Indirect Owner of
                                                                                                         Investment in Development
                                                                                                         Project (under sale)


                             KUCC Grimes GP Corporation                   Corporation  Delaware          Partner in Development
                                                                                                         Project (under sale)

                             KUCC Grimes LP Corporation                   Corporation  Delaware          Partner in Development
                                                                                                         Project (under sale)

*        Direct or indirect subsidiaries of Powergen UK plc

                                    BUSINESS

         5. Describe briefly:

         (a) The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries;

         Information regarding the general business of LG&E Energy Corp. and its subsidiaries (the "LG&E Energy Group") and selected financial data for the past five years can be found in the following documents: (a) Items 1 and 6 of the Annual Report of LG&E Energy Corp. (File No. 1-10568), Louisville Gas and Electric Company ("LG&E") (File No. 2-26720), and Kentucky Utilities Company ("KU") (File No. 1-3464) on Form 10-K (the "1999 10-K") for the year ended December 31, 1999, and (b) Item 1 of the Quarterly Reports of LG&E Energy Corp., LG&E and KU for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 (the "2000 10-Qs") which are incorporated by reference herein.

         Information regarding the general business of Powergen plc can be found in its Annual Report on Form 20-F (File No. 1-13620) for the fiscal year ended January 2, 2000.

         Please refer to the response to Item 4 above, which is incorporated herein by reference.

         (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

         By permission of the staff of the Office of Public Utility Regulation (the "Staff"), the information required by Item 5(b) is omitted.


                                    PROPERTY

         6. Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

         By permission of the Staff, information about the principal plants, properties and other important physical assets of the following companies (the "Included Companies") only is stated: (i) Powergen plc ("Powergen"), (ii) LG&E Energy Group; and (iii) Powergen US Holdings Limited, Powergen US Investments, Ergon US Investments, Powergen Luxembourg sarl, Powergen Luxembourg

         Holdings sarl, Powergen Luxembourg Investments sarl, Powergen USA, and Powergen US Investments Corp. (the "Intermediate Companies").

         Please see Item 2 of the 1999 10-K and the 2000 10-Qs, which are incorporated herein by reference.

                             INTERSTATE TRANSACTIONS

         7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

--------------------------------------------------------------------------------------------------------------------
                                                    Electric Energy                              Gas
                                                          kwh                                    mcf
Total Annual Sales
--------------------------------------------------------------------------------------------------------------------

Interstate Transactions:**
--------------------------------------------------------------------------------------------------------------------

     Name of State
Delivered out of State
Received from out of State
--------------------------------------------------------------------------------------------------------------------

     Name of State
Delivered out of State
Received from out of State
--------------------------------------------------------------------------------------------------------------------

     Name of State
Delivered out of State
Received from out of State
--------------------------------------------------------------------------------------------------------------------

** Show for each State in which the company operates, electric energy and/or gas transmitted out of State and received from out of State including all electric energy and/or gas delivered and received at State lines. Do not show net balance. If exact amounts are not known, give estimate.

         LG&E and KU have filed their FERC Forms 1 for the year ended December 31, 1999 with the Federal Energy Regulatory Commission. LG&E has also filed its FERC Form 2 for the year ended December 31, 1999 with the Kentucky Public Service Commission. These forms include information related to the transmission of electricity and gas and are attached as Exhibits G-1 through G-3.

                             SECURITIES OUTSTANDING

         8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

         By permission of the Staff, information about the Included Companies only is included.

                                   FUNDED DEBT

         (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed:
(Do not include here any contingent liabilities reported under paragraph 8(c)).

                          As of Date: December 31, 2000
                                      -----------------
         By permission of the Staff, columns E through I have been omitted.

               Col. A                                       Col. B                             Col. C           Col. D      Col. E-I
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Amount Issued
          Name of Obligor                               Title of Issue                    Amount Authorized   Less Retired   Omitted
------------------------------------------------------------------------------------------------------------------------------------
LG&E                                  First Mortgage Bonds (Secured):                        Unlimited
                                           Series due August 15, 2003, 6%                    $42,600,000       $42,600,000

                                         Pollution Control Series:
                                           R, due November 1, 2020, 6.55%                    $41,665,000       $41,665,000
                                           S, due September 1, 2017, variable                $31,000,000       $31,000,000
                                           T, due September 1, 2017, variable                $60,000,000       $60,000,000
                                           U, due August 15, 2013, variable                  $35,200,000       $35,200,000
                                           V, due August 15, 2019, 5.625%                   $102,000,000      $102,000,000
                                           W, due October 15, 2020, 5.45%                    $26,000,000       $26,000,000
                                           X, due April 15, 2023, 5.90%                      $40,000,000       $40,000,000
                                           Y, due May 1, 2027, variable                      $25,000,000       $25,000,000
                                           Z, due August 1, 2030, variable                   $83,335,000       $83,335,000


                                      22


                                         Pollution Control Bonds (Unsecured):
                                           Jefferson County Series, due                      $22,500,000       $22,500,000
                                           September 1, 2026, variable
                                           Trimble County Series, due September              $27,500,000       $27,500,000
                                           1, 2026, variable
                                           Jefferson County Series, due                      $35,000,000       $35,000,000
                                           November 1, 2027, variable
                                           Trimble County Series, due November               $35,000,000       $35,000,000
                                           1, 2027, variable

                                      Credit Facility (Unsecured):
                                           $200 million revolving line of credit,
                                           expiring November 2001

KU                                    First Mortgage Bonds (Secured):                        Unlimited
                                           Series Q, due June 15, 2003, 6.32%                $62,000,000       $62,000,000
                                           Series S, due January 15, 2006, 5.99%             $36,000,000       $36,000,000
                                           Series P, due May 15, 2007, 7.92%                 $53,000,000       $53,000,000
                                           Series R, due June 1, 2025, 7.55%                 $50,000,000       $50,000,000
                                           Series P, due May 15, 2027, 8.55%                 $33,000,000       $33,000,000

                                         Pollution Control Series:
                                           8, due September 15, 2016, 7.45%                  $96,000,000       $96,000,000
                                           1B, due February 1, 2018, 6.25%                   $20,930,000       $20,930,000
                                           2B, due February 1, 2018, 6.25%                    $2,400,000        $2,400,000
                                           3B, due February 1, 2018, 6.25%                    $7,200,000        $7,200,000
                                           4B, due February 1, 2018, 6.25%                    $7,400,000        $7,400,000
                                           9, due December 1, 2023, 5.75%                    $50,000,000       $50,000,000
                                           10, due November 1, 2024, variable                $54,000,000       $54,000,000
                                           11, due May 1, 2023, variable                     $12,900,000       $12,900,000

                                      Uncommitted line of credit (Unsecured)                $100,000,000


                                      23


LG&E Capital Corp.                    Indenture (Unsecured):                                Unlimited
                                           Medium Term Notes, due May 1,  2004, 6.205%      $150,000,000      $150,000,000
                                           Medium Term Notes, due January 15, 2008, 6.46%   $150,000,000      $150,000,000
                                           Medium Term Notes, due November 1, 2011, 5.75%   $150,000,000      $150,000,000
                                           Medium Term Notes, due June 18, 2001             $150,000,000      $150,000,000
                                           (variable)

                                      Credit Facilities (Unsecured):
                                           $181.4 million revolving lines of
                                           credit, expiring August 2001
                                           $500 million revolving line of credit,
                                           expiring September 2002
                                           $20 million uncommitted letter of
                                           credit facility

CRC-Evans Pipeline International      Note Payable, due May 2003, 6.75%                         $382,000          $382,000
Inc.                                  (Unsecured)

Distribuidora de Gas del Centro       Argentine negotiable obligations, due August           $39,005,000       $39,005,000
                                      2001, 10.5%  (Unsecured)

Powergen US Holdings Ltd.             Revolving Credit Facility (Unsecured):

                                           Tranche A:  364 day RCF with an option to      $1,500,000,000      $690,000,000
                                           draw term out advances
                                           Tranche B:  multi-currency RCF available for   $1,000,000,000    $1,000,000,000
                                           five years
                                           Tranche C:  term loan facility available for   $1,500,000,000    $1,500,000,000
                                           2 years

                                  CAPITAL STOCK

         (b) For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include any warrants, options or other securities reported under paragraph 8(d)).

                       As of Date: December 31, 2000
                                   -----------------
       By permission of the Staff, columns G through J have been omitted.


  Col. A              Col. B                 Col. C                Col. D                Col. E                Col. F      Col. G-J
-----------------------------------------------------------------------------------------------------------------------------------
Name of Issuer   Title of Issue        Amount Authorized by   Amount Reserved for    Additional Amount     Amount issued    Omitted
                                              Charter         Options, Warrants,         Unissued
                                                                 Conversions
                                                                & Other Rights
-----------------------------------------------------------------------------------------------------------------------------------
Powergen plc   Ordinary share of             1,050,000,000                   nil           398,505,329        651,494,671
               L0.50 each                  (L5,250,000,000)                            (L4,914,252,665)  (L335,747,335.50)

               Redeemable                           49,998                   nil                   nil             49,998
               Preference share of                (L49,998)                                                      (L49,998)
               L1 each

               Special Rights                            1                   nil                     1                nil
               Redeemable                              (L1)                                        (L1)
               Preference share of
               L1

Powergen US    Ordinary shares of                    1,000                   nil                   998                  2
Holdings Ltd   L1 each                             (L1,000)                                      (L998)

Powergen US    Capital Contribution                    n/a                   n/a                   n/a               $100
Funding LLC                                                                                                   contributed

Ergon US       Ordinary shares of               12,000,000                   nil               399,998         11,600,002
Investments    L1 each                        (L12,000,000)                                  (L399,998)      (L11,600,002)

               Redeemable                       18,000,000                   nil               600,000         17,400,000

               Preference shares              (L18,000,000)                                  (L600,000)      (L17,400,000)
               of L1 each

Powergen       Ordinary shares of                    8,001                   nil                   nil              8,001
Luxembourg     $50 each                          ($400,050)                                                     ($400,050)
Securities
Sarl

Powergen US    Ordinary shares of              150,000,000                                  45,599,998        104,400,002
Investments    L1 each                       (L150,000,000)                               (L45,599,998)     (L104,400,002)

               Redeemable                      200,000,000                   nil            43,400,000        156,600,000
               Preference shares             (L200,000,000)                               (L43,400,000)     (L156,600,000)
               of L1 each

Powergen       Ordinary shares of                   72,001                   nil                   nil             72,001
Luxembourg     $50 each                        ($3,600,050)                                                   ($3,600,050)
Sarl

Powergen       Ordinary shares of                  102,001                   nil                   nil            102,001
Luxembourg     $50 each                        ($5,100,050)                                                   ($5,100,050)
Holdings Sarl

Powergen       Class A shares of                    71,971                   nil                   nil             71,971
Luxembourg     $50 each                        ($3,590,550)                                                   ($3,590,550)
Investments
Sarl

               Class B shares of                    30,000                   nil                   nil             30,000
               $50 each                        ($1,500,000)                                                   ($1,500,000)

Powergen USA   Capital contribution                    n/a                   n/a                   n/a     $1,000,000,010
Partnership                                                                                               (contributed or
                                                                                                           agreed to be
                                                                                                           contributed)

Powergen US    Common stock of                       1,000                   nil                   nil              1,000
Investments    $0.01 each                             ($10)                                                          ($10)
Corp.

LG&E Energy    Common stock, no                300,000,000                     0           170,322,970        129,677,030
Corp.          par value


                                      26


Louisville     Common stock, no                 75,000,000                     0            53,705,777         21,294,223
Gas and        par value
Electric
Company

               Preferred stock, 5%               1,720,000                     0               859,713            860,287
               Series, $25 par
               value

               Preferred stock,                    250,000                     0                     0            250,000
               $5.875 Series, no
               par value

               Preferred stock,                    500,000                     0                     0            500,000
               Auction Series A,
               no par value ($100
               stated value per
               share)

Kentucky       Common stock, no                 80,000,000                     0            42,182,122         37,817,878
Utilities      par value
Company
               Cumulative                          200,000                     0                     0            200,000
               Preferred stock,
               4.75% Series, no
               par value

               Cumulative                          200,000                     0                     0            200,000
               Preferred stock,
               6.53% Series, no
               par value

Lexington      Common stock                          1,000                     0                   999                  1
Utilities
Company

Indiana-       Common stock, no                    100,000                     0                83,000             17,000
Kentucky       par value, stated
Electric       value $200 per share
Corp.

LG&E Energy    Foundation with one                     N/A                   N/A                   N/A                N/A
Foundation     member
Inc.


                                      27


LG&E Energy    Common stock, no                      1,000                     0                   900                100
Settlements    par value
Inc.

LG&E Energy    Common shares,                       25,000                     0                23,200              1,800
Marketing Inc. $1.00 par value

LG&E Capital   Common stock, no                      2,000                     0                   999              1,001
Corp.          par value

LG&E Energy    Common stock, no                      1,000                     0                   900                100
Services Inc.  par value

LG&E Credit    Common stock, no                      1,000                     0                   900                100
Corp.          par value

LNGCL Inc.     Common stock, $.01                    1,000                     0                     0              1,000
               par value

LNGCG Inc.     Common stock, $.01                    1,000                     0                     0              1,000
               par value

LG&E Home      Common stock, no                      1,000                     0                   900                100
Services Inc.  par value

LG&E Enertech  Common stock, no                      1,000                     0                   900                100
Inc.           par value

LG&E Energy    Common stock, $.01                    1,000                     0                   900                100
Privatization  par value
Services Inc.

LG&E           Common stock, $.01                    1,000                     0                   900                100
International  par value
Inc.

LG&E           Common stock, $1.00                 900,000                     0               899,000              1,000
Mendoza        par value
Services Inc.

LG&E Power     Common stock, $1.00                  50,000                     0                49,000              1,000
Venezuela I,   par value
Inc.


                                      28


LG&E Power     Common stock, $.01                    1,000                     0                   900                100
Spain Inc.     par value

LG&E Power     Common stock, $.01                    1,000                     0                   900                100
Argentina I,   par value
Inc.

LG&E Power     Common stock, $.01                    1,000                     0                   900                100
Argentina      par value
II Inc.

LG&E Power     Common stock, $.01                    1,000                     0                   900                100
Australia      par value
I Inc.

LG&E Power     Common stock, $.01                    1,000                     0                   900                100
Finance Inc.   par value

LG&E Power     ---                                     ---                   ---                   ---                ---
Argentina
III LLC

WKE Corp.      Common stock, no                      1,000                     0                   900                100
               par value

WKE Station    Common stock, no                      1,000                     0                   900                100
Two Inc.       par value

Western        Common stock, no                      1,000                     0                   900                100
Kentucky       par value
Energy Corp.

WKE            Common stock, no                      1,000                     0                   900                100
Facilities     par value
Corp.

LG&E Power     Common stock, $.01                    2,000                     0                   250              1,750
Inc.           par value

               Preferred stock,                      1,000                     0                 1,000                  0
               $1.00 par value


                                      29


LG&E Power     Common stock, no                  1,000,000                     0               900,000            100,000
Engineers and  par value
Constructors
Inc.

LG&E Power     Common stock, no                    100,000                     0                97,500              2,500
Constructors   par value
Inc.

Ultraclean     Common stock, no                    100,000                     0                99,900                100
Incorporated   par value

LG&E Power     Common stock, no                    100,000                     0                97,500              2,500
Services Inc.  par value

LG&E Power     Common stock, no                    100,000                     0                97,500              2,500
Operations     par value
Inc.

HD/WS          Common stock, no                    100,000                     0                97,500              2,500
Corporation    par value

LG&E Power 5   Common stock, no                    100,000                     0                97,500              2,500
Incorporated   par value

LG&E Power 6   Common stock, no                    100,000                     0                97,500              2,500
Incorporated   par value

LG&E Power 11  Common stock, $.01                    1,000                     0                   900                100
Incorporated   par value

LG&E           Common stock, $.01                    1,000                     0                   900                100
Southampton    par value
Incorporated

LG&E Power 12  Common stock, $.01                    1,000                     0                   900                100
Incorporated   par value

LG&E           Common stock, $0.01                   1,000                     0                   900                100
Altavista      par value
Incorporated

LG&E Power 13  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Hopewell  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Power 14  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Power 16  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Power     Common stock, $0.01                   1,000                     0                   900                100
Roanoke        par value
Incorporated

LG&E Power 18  Common stock, $0.01                 100,000                     0                99,000              1,000
Incorporated   par value

LG&E Erie      Common stock, $0.01                   1,000                     0                   900                100
Partner        par value
Incorporated

LG&E Power 21  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Power 21  Common stock, $0.01                   1,000                     0                   900                100
Wind           par value
Incorporated

LG&E Power 22  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Power 29  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Power 31  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Power 31  Common stock, $0.01                   1,000                     0                   900                100
Wind           par value
Incorporated

LG&E Power 25  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value


                                      32


LG&E Power 26  Common stock, $0.01                   1,000                     0                   900                100
Incorporated   par value

LG&E Power     Common stock, no                    100,000                     0                99,900                100
Development    par value
Inc.

American       Common stock, no                    100,000                     0                97,500              2,500
Power,         par value
Incorporated

Ultrasystems   Common stock,                         1,000                     0                     0              1,000
Construction   $100.00 par value
Co., Inc.

HD Energy      Common stock, $1.00                   1,000                     0                   900                100
Corporation    par value

NuHPI, Inc.    Common stock, $1.00                   1,000                     0                   900                100
               par value

Ultrapower     Common stock, no                    100,000                     0                97,500              2,500
Biomass Fuels  par value
Corporation

Hadson Power   Common stock, $0.01                 100,000                     0                99,900                100
Live Oak       par value
Incorporated

Ultrafuels     Common stock, no                    100,000                     0                97,500              2,500
Incorporated   par value

Ultrafuels 1   Common stock, no                    100,000                     0                99,900                100
Incorporated   par value

Hadson         Common stock, $0.01                   1,000                     0                     0              1,000
Financial      par value
Corporation

Llano          Common stock, no                      1,000                     0                     0              1,000
Gathering Inc. par value

Llano Storage  Common stock, no                      1,000                     0                     0              1,000
Inc.           par value


                                      33


LG&E Crown     Common stock, $0.01                   1,000                     0                     0              1,000
Inc.           par value

PowerTex       Common stock, $0.01                   1,000                     0                     0              1,000
Parent Inc.    par value

LG&E Minor     Common stock, $0.01                   1,000                     0                     0              1,000
Facilities,    par value
Inc.

LG&E Power     Common stock,                       100,000                     0                90,000             10,000
Gregory I      $10.00 par value
Inc.

LG&E Power     Common stock, $0.01                   1,000                     0                   900                100
Gregory II     par value
Inc.

LG&E Power     Common stock, $0.01                   1,000                     0                   900                100
Gregory III    par value
Inc.

LG&E Power     Common stock, $0.01                   1,000                     0                   900                100
Gregory IV     par value
Inc.

Ultrasystems   Common stock, no                 10,000,000                     0             9,995,000              5,000
Small Power,   par value
Incorporated

Ultrasystems   Common stock, no                    100,000                     0                97,500              2,500
Small          par value
Power 1,
Incorporated

LG&E Natural   Common stock, $0.01                  30,000                     0                     0             30,000
Industrial     par value
Marketing Co.

Hadson Fuels,  Common stock,                           300                     0                   250                 50
Inc.           $10.00 par value

Triple T       Common stock, $1.00                  30,000                     0                29,500                500
Services, Inc. par value

LG&E Natural   Common stock, no                  Unlimited                     0             Unlimited                  1
Canada Inc.    par value


                                      34


LG&E Fuels     Common stock, $0.01                   1,000                     0                   900                100
Services Inc.  par value

KUCC Paris     Common stock, no                      1,000                     0                   999                  1
Corporation    par value

KUCC Ferndale  Common stock, no                      1,000                     0                   999                  1
Corporation    par value

KUCC Portland  Common stock, no                      1,000                     0                   999                  1
34 Corporation par value

Portland 34    Common stock, no                      1,000                     0                   999                  1
Ltd.           par value
Corporation

KUCC           Common stock, no                      1,000                     0                   999                  1
Development    par value
Corporation

KU Solutions   Common stock, no                      1,000                     0                   999                  1
Corporation    par value

KUCC Grimes    Common stock, no                      1,000                     0                   999                100
Corporation    par value

KUCC Grimes    Common stock, no                      1,000                     0                   999                100
GP             par value
Corporation

KUCC Grimes    Common stock, no                      1,000                     0                   999                100
LP             par value
Corporation

FSF Minerals   Common stock, no                      1,000                     0                   999                100
Inc.           par value

LCC LLC        ---                                     ---                   ---                   ---                ---

LG&E Power     ---                                     ---                   ---                   ---                ---
Monroe LLC

CRC-Evans      Common stock, $0.01                   1,000                     0                   900                100


                                      35


International, $0.01 par value
Inc.

CRC-Evans      Common stock, $0.01                 900,000                     0               800,000            100,000
Pipeline       par value
International,
Inc.
               Preferred stock,                    100,000                     0               100,000                  0
               $0.01 par value

CRC-Key, Inc.  Common stock, $1.00                  50,000                     0                49,900                100
               par value

FCD LLC        ---                                     ---                   ---                   ---                ---

Excalibur      ---                                     ---                   ---                   ---                ---
Development
LLC

KU             ---                                     ---                   ---                   ---                ---
Receivables
LLC

LG&E           ---                                     ---                   ---                   ---                ---
Receivables
LLC

Electric       Common stock, $100                   62,000                     0                     0             62,000
Energy Inc.    par value

CRC-Evans      Common shares 10                     20,000                     0                16,000              4,000
B.V.           guilders par value

CRC-Evans      Class A Common                        5,000                     0                 2,550              2,450
Canada LTD.    shares

               Class B Common                       15,000                     0                 7,650              7,350
               shares

               Class C Common                        5,000                     0                 1,914              3,086
               shares

               Class D Common                       15,000                     0                 5,473              9,527
               shares

PIH Holdings   Ordinary sharesL1                1,769,000                     0               612,115          1,156,885
LTD.           par value

Pipeline       Ordinary sharesL1                  200,000                     0               199,400                600
Induction      par value
Heat Ltd.

K.W.
Tarifa S.A.

Distribuidora
de Gas
del Centro
S.A.

Inversora de
Gas del
Centro S.A.

Distribuidora
de Gas
Cuyana S.A.

Inversora de
Gas Cuyana
S.A.

Invergas S.A.

Gas Natural
BAN S.A.

Gas Natural
S.D.G.
Argentina S.A.

ServiConfort
Argentina
S.A.

LG&E
Australia
Pty Limited.

LG&E
Centro S.A.

LG&E Power     ---                                     ---                   ---                   ---                ---
Spain LLC

Maine Power    ---                                     ---                   ---                   ---                ---


                                      36


Services

LG&E/Kelso     ---                                     ---                   ---                   ---                ---
Power
Partners,
L.P.

LG&E-          ---                                     ---                   ---                   ---                ---
Westmoreland
Rensselaer

Babcock-       ---                                     ---                   ---                   ---                ---
Ultrapower
Jonesboro

Babcock-       ---                                     ---                   ---                   ---                ---
Ultrapower
West Enfield

LG&E-          ---                                     ---                   ---                   ---                ---
Westmoreland
Southampton

LG&E           ---                                     ---                   ---                   ---                ---
Southampton
L.P.

LG&E-          ---                                     ---                   ---                   ---                ---
Westmoreland
Altavista

LG&E           ---                                     ---                   ---                   ---                ---
Altavista L.P.

LG&E-          ---                                     ---                   ---                   ---                ---
Westmoreland
Hopewell

LG&E           ---                                     ---                   ---                   ---                ---
Power 14-
Buena Vista

LG&E Roanoke   ---                                     ---                   ---                   ---                ---
Valley L.P.

Westmoreland-  ---                                     ---                   ---                   ---                ---


                                      37


LG&E Partners

Erie Power     ---                                     ---                   ---                   ---                ---
Partners L.P.

LG&E Power 21  ---                                     ---                   ---                   ---                ---
L.P.

Windpower      ---                                     ---                   ---                   ---                ---
Partners 1993,
L.P.

LQ GP LLC      ---                                     ---                   ---                   ---                ---

LG&E Power     ---                                     ---                   ---                   ---                ---
31 L.P.

Windpower      ---                                     ---                   ---                   ---                ---
Partners
1994, L.P.

LQC LP, LLC    ---                                     ---                   ---                   ---                ---

Gregory Power  ---                                     ---                   ---                   ---                ---
Partners L.P.

Gregory        ---                                     ---                   ---                   ---                ---
Partners LLC

LG&E Power     ---                                     ---                   ---                   ---                ---
Tiger Creek
LLC

Tenaska III    ---                                     ---                   ---                   ---                ---
Partners, Ltd.

Tenaska III    ---                                     ---                   ---                   ---                ---
Texas Partners

Tenaska        ---                                     ---                   ---                   ---                ---
Washington
Partners, L.P.

Portland 34,   ---                                     ---                   ---                   ---                ---
L.P.


                                      38


Babcock &
Wilcox
Services
Inc.

                             CONTINGENT LIABILITIES

         (c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

         Powergen plc has guaranteed the obligations of Powergen US Holdings Ltd. under a $4Bn term and revolving credit agreement (referred to above). Powergen plc is guarantor to the US$3Bn Commercial Paper programme issued in the name of Powergen US Funding LLC.

Obligations of LG&E Capital Supported by LG&E Energy under the Support
Agreement:

         1. Obligations of LG&E Capital on each of its credit facilities, in an aggregate principal amount of $701.4 million.

         2. Obligations of LG&E Capital in respect of its commercial paper program, in an authorized principal amount of $600 million.

         3. Obligations of LG&E Capital in respect of its medium-term notes outstanding, in an aggregate principal amount as of December 31, 2000 of $600 million.

         4. Guarantee by LG&E Capital, supported by LG&E Energy under the Support Agreement, of the lease obligations of LG&E Power Monroe, LLC under an operating lease relating to three combustion turbines and related facilities to be installed and constructed in Monroe, Georgia. The value of the assets under lease is expected to be approximately $175 million.

         5. Guarantee by LG&E Capital of equity contributions in respect of the Gregory Project. The guarantee is unlimited on its face, but the underlying agreements effectively limit the guaranteed obligations to $10 million.

                                OTHER SECURITIES

         (d) A statement of the amount of warrants, rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

         Information with respect to Powergen's Annual Bonus Scheme and Medium Term Bonus Scheme pursuant to which shares may be issued and Powergen's Executive Share Option Scheme, Share Save Scheme and Profit Sharing Scheme, pursuant to which options are granted are described on pages 14 and 21 of Powergen's 1999 Annual Report to Shareholders (the "Annual Report"), which is filed herewith as Exhibit F-1 and incorporated herein by reference. Details of grants of options are given on pages 20, 38 and 39 of the Annual Report.

         Information with respect to certain employee benefit plans pursuant to which shares may be issued is set forth in the following documents, the applicable parts of which are hereby incorporated by reference. Registration Statement on Form S-8 with respect to (a) LG&E Energy Corp. Savings Plan, 401(K) Savings Plan For Employees Of Louisville Gas And Electric Company who are Represented by Local 2100 of IBEW and WKE Corp. Bargaining Employees' Savings Plans (File No. 333-55690); (b) Powergen Long-Term Incentive Plan For Employees of LG&E Energy Corp. (File No. 333-51598); and (c) Powergen Long-Term Incentive Plan -- Roger Hale (File No. 333-51596).

LG&E Commercial Paper
Issued in 2000               $2,697,500,000
Average outstanding in
2000                           $124,449,291

LCC Commercial Paper
Issued in 2000              $13,720,327,000
Average outstanding in
2000                           $308,770,377

KU notes issued to
Centric Capital
Corporation
Issued in 2000                 $448,000,000

Average outstanding in
2000                            $22,700,000


                                      40


PowerGen US Funding LLC
  Commercial
  Paper
(US$3,000,000,000)
Issued in 2000                  $49,180,494
Average  outstanding  in
2000                            $49,180,494

                         INVESTMENT IN SYSTEM SECURITIES

         9. Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

         By permission of the Staff, information about the Included Companies only is included.



           System Company                                    Investment Held                             Quantity
           --------------                                    ---------------                             --------
Powergen plc                           Powergen US Holdings Ltd            Ordinary shares                       2

Powergen US Holdings Ltd               Powergen US Funding LLC             Capital Contribution               $100
                                       Ergon US Investments                Ordinary shares              11,600,001
                                                                           Redeemable Preference        17,400,000
                                                                           shares
                                       Powergen US Investments             Ordinary shares             104,400,001
                                                                           Redeemable Preference       156,600,000
                                                                           shares
Ergon US Investments                   Powergen US Investments             Ordinary shares                       1
                                       Powergen Luxembourg Securities      Ordinary shares                   8,001
                                       Sarl

Powergen US Investments                Ergon US Investments                Ordinary shares                       1
                                       Powergen Luxembourg Sarl            Ordinary shares                  72,001
                                       LG&E Energy Corp.                   Common stock                129,677,030

Powergen Luxembourg Sarl               Powergen Luxembourg Holdings Sarl   Class A shares                   72,001
Powergen Luxembourg Securities Sarl    Powergen Luxembourg Holdings Sarl   Class B shares                   30,000

Powergen Luxembourg Holdings Sarl      Powergen USA Partnership            Capital contribution       $100,000,001*
                                       Powergen Luxembourg Investments     Class A shares                   71,971
                                       Sarl
                                                                           Class B shares                   30,000


                                          PAR                                    BOOK VALUE
           SYSTEM COMPANY                VALUE               COST                ----------
           --------------                -----               ----
Powergen plc                               L1                          2                  2

Powergen US Holdings Ltd                   N/A                      $100               $100
                                           L1               L116,000,001       L116,000,001
                                           L1               L174,000,000       L174,000,000

                                           L1             L1,044,000,001     L1,044,000,001
                                           L1             L1,566,000,000     L1,566,000,000

Ergon US Investments                       L1                         L1                 L1
                                           $50              $400,050,000       $400,030,000
                                           $0             $4,020,617,668     $1,530,143,000
Powergen US Investments                    L1                         L1                 L1
                                           $50            $3,600,050,000     $3,582,344,707
Powergen Luxembourg Sarl                   $50            $3,600,050,000     $3,600,050,000
Powergen Luxembourg Securities Sarl        $50                $1,500,000         $1,500,000

Powergen Luxembourg Holdings Sarl          N/A              $100,000,001       $100,000,001
                                           $50            $3,598,550,000     $3,598,550,000

                                           $50                $1,500,000         $1,500,000


                                      43




           System Company                                    Investment Held                             Quantity
           --------------                                    ---------------                             --------
Powergen Luxembourg Investments Sarl   Powergen USA Partnership            Capital contribution       $900,000,009*
Powergen USA Partnership               Powergen US Investments Corp        Common stock                      1,000
LG&E Energy Corp.                      Louisville Gas and Electric         Common stock                 21,294,223
                                       Company
                                       LG&E Capital Corp.                  Common stock                      1,001
                                       Kentucky Utilities Company          Common stock                 37,817,878
                                       LG&E Energy Marketing Inc.          Common stock                      1,800
                                       LG&E Energy Services Inc.           Common stock                        100
                                       LG&E Energy Settlements Inc.        Common Stock                      1,000
                                       LG&E Energy Foundation Inc.         Member                                0
Louisville Gas and Electric Company    Ohio Valley Electric Corporation    Common stock                      4,900
                                       LG&E Receivables LLC                Membership Interests                100%
Ohio Valley Electric Corporation       Indiana-Kentucky Electric Corp.     Common stock                        100%
Kentucky Utilities                     Electric Energy Inc.                Common stock                     12,400
                                       Ohio Valley Electric Corporation    Common stock                      2,500
                                       Lexington Utilities Company         Common stock                          1
                                       KU Receivables LLC                  Membership Interests                100%
LG&E Capital Corp.                     LG&E Power Inc.                     Common stock                      1,750
                                       LG&E International Inc.             Common stock                        100
                                       LNGCG Inc.                          Common stock                      1,000
                                       LNGCL Inc.                          Common stock                      1,000
                                       LG&E Enertech Inc.                  Common stock                        100
                                       LG&E Home Services Inc.             Common stock                        100
                                       LG&E Credit Corp.                   Common stock                        100
                                       WKE Corp.                           Common stock                        100
                                       KUCC Paris Corporation              Common stock                          1
                                       KUCC Ferndale Corporation           Common stock                          1
                                       KUCC Portland 34 Corporation        Common stock                          1
                                       KUCC Development Corporation        Common stock                          1
                                       KU Solutions Corporation            Common stock                          1
                                       KUCC Grimes Corporation             Common stock                        100
                                       Portland 34 Ltd. Corporation        Common stock                          1
                                       FSF Minerals Inc.                   Common stock                        100
                                       CRC-Evans International Inc.        Common stock                        100


                                       PAR                                    BOOK VALUE
           SYSTEM COMPANY             VALUE               COST                ----------
           --------------             -----               ----
Powergen Luxembourg Investments Sarl    N/A              $900,000,009       $900,000,009
Powergen USA Partnership               $0.01           $4,000,000,010     $4,000,000,010
LG&E Energy Corp.                        0               $405,834,535       $778,957,322

                                         0                $78,419,584       $120,755,231
                                         0               $626,004,277       $668,167,277
                                       $1.00                       $1     $(549,441,999)
                                         0                         $0                 $0
                                         0                         $0         $7,594,000
                                         0                         $0                 $0
Louisville Gas and Electric Company    $100                  $490,000           $490,000
                                        N/A                        $0                 $0
Ohio Valley Electric Corporation         0                        N/A         $3,400,000
Kentucky Utilities                     $100                $1,295,800         $1,295,800
                                       $100                  $250,000           $250,000
                                         0
                                        N/A                        $0                 $0
LG&E Capital Corp.                     $0.01              $49,133,999       $308,650,951
                                       $0.01              $24,462,018        $60,951,420
                                       $0.01                       $0                 $0
                                       $0.01                       $0                 $0
                                         0                         $0         $(761,454)
                                         0                         $0       $(2,208,248)
                                         0                    $20,000         $(205,000)
                                         0                         $0      $(27,166,000)
                                         0                 $1,320,636         $2,550,238
                                         0                   $735,616         $2,002,443
                                         0                   $738,843         $1,183,048
                                         0               $(3,849,575)       $(3,850,575)
                                         0                 $(299,498)         $(386,116)
                                       $.01                       $10         $1,129,805
                                         0                 $2,570,717         $4,240,615
                                         0                         $0          $(11,000)
                                       $0.01                       $1           $212,001


                                      44




           System Company                                    Investment Held                             Quantity
           --------------                                    ---------------                             --------
                                       LG&E Energy Privitization Services  Common stock                        100
                                       Tenaska Washington Partners, L.P.   Partnership interest                  5%
LG&E International Inc.                LG&E Power Argentina I, Inc.        Common stock                        100
                                       LG&E Power Venezuela I, Inc.        Common stock                      1,000
                                       LG&E Power Spain Inc.               Common stock                        100
                                       LG&E Power Finance Inc.             Common stock                        100
                                       LG&E Power Argentina II Inc.        Common stock                        100
                                       LG&E Power Argentina III LLC        Membership interests                100
                                       LG&E Power Australia I Inc.         Common stock                        100
                                       LG&E Centro S.A.                    Common stock                           90%
                                       LG&E Power Spain LLC                Membership interests                  100%
LG&E Power Spain Inc.                  K.W. Tarifa S.A.                    Capital stock                        45.8%
LG&E Power Argentina II Inc.           LG&E Centro S.A.                    Common stock                           10%
LG&E Power Argentina III, LLC.         Distribuidora de Gas Cuyana S.A.    Capital stock                        2.16%
                                       Distribuidora de Gas del Centro     Capital stock                        7.65%
                                       S.A.
                                       Inversora de Gas del Centro S.A.    Capital stock                          75%
                                       Inversora de Gas Cuyana S.A.        Capital stock                          24%
                                       Invergas S.A.                       Capital stock                          28%
                                       Gas Natural BAN S.A.                Capital stock                          20%
                                       Gas Natural S.D.G. Argentina S.A.   Capital stock                          28%
                                       ServiConfort Argentina S.A.         Capital stock                          28%
LG&E Power Australia I Inc.            LG&E Australia Pty Limited          Capital stock                         100%
CRC-Evans International, Inc.          CRC-Evans Pipeline International,   Common stock                    100,000
                                       Inc.
                                       CRC-Key, Inc.                       Common stock                        100
CRC-Evans Pipeline International.      CRC-Evans B.V.                      Shares                               4,000
Inc.
                                       CRC-Evans Canada LTD.               Class A Common stock              2,450
                                                                           Class B Common stock              7,350
                                                                           Class C Common stock              3,086
                                                                           Class D Common stock              9,527
                                       PIH Holdings LTD                    Ordinary shares               1,156,885


                                       PAR                                    BOOK VALUE
           SYSTEM COMPANY             VALUE               COST                ----------
           --------------             -----               ----

                                       $.01                        $1                 $1
                                           N/A                     $0                 $0
LG&E International Inc.                   $.01                     $1        $19,006,957
                                         $1.00                     $1                 $0
                                          $.01                     $1         $6,654,377
                                          $.01                     $1          $(21,494)
                                          $.01                     ++        $22,004,464
                                           n/a                     ++        $13,609,217
                                          $.01                     ++                 $1
                                                                   ++         $802,882**
                                           N/A                     ++                 $0
LG&E Power Spain Inc.                                              ++         $7,558,117
LG&E Power Argentina II Inc.                                       ++                 **
LG&E Power Argentina III, LLC.                                     ++         $6,603,312
                                                                   ++        $17,343,446

                                                                   ++        $86,141,217
                                                                   ++        $36,955,564
                                                                   ++        $43,638,406
                                                                   ++        $10,733,396
                                                                   ++        $49,793,919
                                                                    1           $585,460
LG&E Power Australia I Inc.                                         1                 $0
CRC-Evans International, Inc.             $.01                      +      $21,303,812**

                                         $1.00                      +                 **
CRC-Evans Pipeline International.         $.01                      +       $5,857,326**
Inc.
                                             0                      +                 **
                                             0                      +                 **
                                             0                      +                 **
                                             0                      +                 **
                                         L1.00                      +                 **


                                      45




           System Company                                    Investment Held                             Quantity
           --------------                                    ---------------                             --------
PIH Holdings LTD                       Pipeline Induction Heat Ltd.        Ordinary shares                     600
WKE Corp.                              Western Kentucky Energy Corp.       Common stock                        100
                                       WKE Station Two Inc.                Common stock                        100
                                       WKE Facilities Corp.                Common stock                        100
                                       LCC LLC                             Membership interest                 100%
                                       FCD LLC                             Membership interest                 100%
                                       Excalibur Development LLC           Membership interest                 100%
LG&E Power Inc.                        LG&E Fuel Services Inc.             Common stock                        100
                                       HD Energy Corporation               Common stock                        100
                                       Hadson Financial Corporation        Common stock                      1,000
                                       LG&E Power Gregory I Inc.           Common stock                     10,000
                                       LG&E Power Gregory II Inc.          Common stock                        100
                                       LG&E Power Gregory III Inc.         Common stock                        100
                                       LG&E Power Gregory IV Inc.          Common stock                        100
                                       Ultrasystems Small Power            Common stock                      5,000
                                       Incorporated
                                       LG&E Natural Industrial Marketing   Common stock                     30,000
                                       Co.
                                       Hadson Fuels, Inc.                  Common stock                         50
                                       LG&E Natural Canada Inc.            Common shares                         1
                                       LG&E Power Engineers and            Common stock                    100,000
                                       Constructors Inc.
                                       LG&E Power Services Inc.            Common stock                      2,500
                                       LG&E Power Operations Inc.          Common stock                      2,500
                                       LG&E Power Development Inc.         Common stock                        100
                                       American Power, Incorporated        Common stock                      2,500
                                       Utrasystems Construction Co., Inc.  Common stock                      1,000
                                       LG&E Crown Inc.                     Common stock                      1,000
                                       LG&E Minor Facilities Inc.          Common stock                      1,000
                                       PowerTex Parent Inc.                Common stock                      1,000
                                       Llano Gathering Inc.                Common stock                      1,000
                                       Llano Storage Inc.                  Common stock                      1,000
                                       LG&E Power Tiger Creek LLC          Membership interest                 100%
                                       Babcock & Wilcox Services Inc.      Common stock
LG&E Power Engineers and               LG&E Power Constructors Inc.        Common stock                      2,500
Constructors Inc.


                                       PAR                                    BOOK VALUE
           SYSTEM COMPANY             VALUE               COST                ----------
           --------------             -----               ----
PIH Holdings LTD                         L1.00                   $983                 $0
WKE Corp.                                    0                     $1      $(16,936,281)
                                             0                     $1         $2,758,936
                                             0                     $1                 $0
                                           N/A                     $1             $3,024
                                           N/A                     $1          $(72,940)
                                           N/A                     $1                 $0
LG&E Power Inc.                           $.01                                    $(338)
                                         $1.00                     ++         $2,190,138
                                         $0.01                     ++      $(51,656,301)
                                        $10.00                     ++         $2,912,513
                                         $0.01                     ++         $(656,298)
                                         $0.01                     ++          $(13,526)
                                         $0.01                     ++           $165,036
                                             0                     ++           $(3,101)

                                         $0.01                     ++        $11,684,813

                                        $10.00                     ++          $(24,471)
                                             0                     ++      $(32,739,768)
                                             0                     ++        $11,059,940

                                             0                     ++         $9,167,074
                                             0                      +       $144,154,081
                                             0                      +         $6,474,030
                                             0                      +       $(6,975,898)
                                       $100.00                      +           $408,045
                                         $0.01                     ++           $334,240
                                         $0.01                     ++       $(5,240,315)
                                         $0.01                     ++         $1,217,858
                                             0                     ++      $(18,504,652)
                                             0                     ++       $(4,536,078)
                                           N/A                      +                 $0
                                                                    +                 $0
LG&E Power Engineers and                     0                      +         $8,308,320
Constructors Inc.


                                      46




           System Company                                    Investment Held                             Quantity
           --------------                                    ---------------                             --------
                                       Ultraclean Incorporated             Common stock                        100
LG&E Power Services Inc.               Maine Power Services                Partnership interest                 50%
LG&E Power Operations, Inc.            HD/WS Corporation (70%)             Common stock                      1,750
                                       LG&E-Westmoreland Rensslaer         Partnership interest                 50%
                                       LG&E Power 5 Incorporated           Common stock                      2,500
                                       LG&E Power 6 Incorporated           Common stock                      2,500
                                       LG&E Power 11 Incorporated          Common stock                        100
                                       LG&E Southampton Incorporated       Common stock                        100
                                       LG&E Power 12 Incorporated          Common stock                        100
                                       LG&E Altavista Incorporated         Common stock                        100
                                       LG&E Power 13 Incorporated          Common stock                        100
                                       LG&E Hopewell Incorporated          Common stock                        100
                                       LG&E Power 14 Incorporated          Common stock                        100
                                       LG&E Power 16 Incorporated          Common stock                        100
                                       LG&E Power Roanoke Incorporated     Common stock                        100
                                       LG&E Power 18 Incorporated          Common stock                      1,000
                                       LG&E Erie Partner Incorporated      Common stock                        100
                                       LG&E Power 21 Incorporated          Common stock                        100
                                       LG&E Power 21 Wind Incorporated     Common stock                        100
                                       LG&E Power 22 Incorporated          Common stock                        100
                                       LG&E Power 25 Incorporated          Common stock                        100
                                       LG&E Power 26 Incorporated          Common stock                        100
                                       LG&E Power 29 Incorporated          Common stock                        100
                                       LG&E Power 31 Incorporated          Common stock                        100
                                       LG&E Power 31 Wind Incorporated     Common stock                        100
                                       LQC LP, LLC                         Membership interest                33.3%
                                       LG&E/Kelso Power Partners, L.P.     Partnership interest                 51%
LG&E Power 5 Incorporated              Babcock-Ultrapower West Enfield     Partnership interest                 17%
LG&E Power 6 Incorporated              Babcock-Ultrapower Jonesboro        Partnership interest                 17%
LG&E Power 11 Incorporated             LG&E-Westmoreland Southampton       Partnership interest                 45%


                                       PAR                                    BOOK VALUE
           SYSTEM COMPANY             VALUE               COST                ----------
           --------------             -----               ----
                                           0                      +            $13,698
LG&E Power Services Inc.                 N/A                      +
LG&E Power Operations, Inc.                0                      +                 $0
                                         N/A                      +                 $3
                                           0                      +         $4,928,267
                                           0                      +         $5,006,666
                                       $0.01                      +         $6,313,461
                                       $0.01                      +         $1,271,633
                                       $0.01                      +        $12,622,569
                                       $0.01                      +         $2,151,011
                                       $0.01                      +        $11,674,552
                                       $0.01                      +         $1,699,942
                                       $0.01                      +             $(473)
                                       $0.01                      +           $423,154
                                       $0.01                      +        $42,595,128
                                       $0.01                      +                 $0
                                       $0.01                      +         $(860,805)
                                       $0.01                      +           $252,244
                                       $0.01                      +        $12,501,027
                                       $0.01                      +                 $0
                                       $0.01                      +                 $0
                                       $0.01                      +                 $0
                                       $0.01                      +           $157,462
                                       $0.01                      +            $22,284
                                       $0.01                      +       $(1,272,123)
                                         N/A                      +                 **
                                         N/A                      +                 **
LG&E Power 5 Incorporated                N/A                      +                 $0
LG&E Power 6 Incorporated                N/A                      +                 $0
LG&E Power 11 Incorporated               N/A                      +        $16,669,075


     SYSTEM COMPANY                                       INVESTMENT HELD                                   QUANTITY
     --------------                                       ---------------                                   ---------
LG&E Southampton Incorporated          LG&E Southampton L.P.               Partnership interest                   20%
LG&E Power 12 Incorporated             LG&E-Westmoreland Altavista         Partnership interest                   45%
LG&E Altavista Incorporated            LG&E Altavista L.P.                 Partnership interest                   20%
LG&E Power 13 Incorporated             LG&E-Westmoreland Hopewell          Partnership interest                   45%
LG&E Power 14 Incorporated             LG&E Power 14-Buena Vista           Partnership interest                   20%
LG&E Power Roanoke Incorporated        LG&E Roanoke Valley L.P.            Partnership interest                   99%
LG&E Roanoke Valley L.P.               Westmoreland-LG&E Partners          Partnership interest                   50%
LG&E Erie Partner Incorporated         Erie Power Partners L.P.            Partnership interest                   49%
LG&E Power 21 Wind Incorporated        LG&E Power 21 L.P.                  Partnership interest                   99%
LG&E Power 21 L.P.                     Windpower Partners 1993, L.P.       Partnership interest                 45.9%
LG&E Power 31 Incorporated             LQ GP, LLC                          Membership interest                  33.3%
LG&E Power 31 Wind Incorporated        LG&E Power 31 L.P.                  Partnership interest                   99%
LG&E Power 31 L.P.                     Windpower Partners 1994, L.P.       Partnership interest                24.67%
                                       LQC OP, LLC                         Membership interest                  33.3%
LG&E Power Gregory I, Inc.             Gregory Power Partners L.P.         Partnership interest                    1%
LG&E Power Gregory IV                  Gregory Power Partners L.P.         Partnership interest                   49%
LG&E Power Gregory II, Inc.            Gregory Partners LLC                Membership interest                     1%
LG&E Power Gregory III                 Gregory Power Partners LLC          Partnership interest                   49%
HD Energy Corporation                  NuHPI, Inc.                         Common stock                        100
                                       Ultrafuels Incorporated             Common stock                      2,500
                                       Ultrafuels I Incorporated           Common stock                        100
NuHPI, Inc.                            Ultrapower Biomass Fuels            Common stock                      2,500
                                       Corporation
                                       Hadson Power Live Oak Incorporated  Common stock                        100
Ultrasystems Small Power,              Ultrasystems Small Power 1,         Common stock                      2,500
Incorporated                           Incorporated
Hadson Fuels, Inc.                     Triple T Services, Inc.             Common stock                        500
KUCC Grimes Corporation                KUCC Grimes GP Corporation          Common stock                      1,000
                                       KUCC Grimes LP Corporation          Common stock                      1,000
KUCC Paris Corporation                 Tenaska III Partners, Ltd.          Partnership interest                   15%
Tenaska III Partners, Ltd.             Tenaska III Texas Partners          Partnership interest                   40%
Portland 34 LTD Corporation            Portland 34, L.P.                   Partnership interest                   79%
American Power Incorporated            LG&E Power Monroe LLC               Membership                             99%


                                       PAR                                BOOK VALUE
     SYSTEM COMPANY                   VALUE                    COST       ----------
     --------------                   -----                    ----
LG&E Southampton Incorporated            N/A                      +         $1,230,658
LG&E Power 12 Incorporated               N/A                      +        $15,305,138
LG&E Altavista Incorporated              N/A                      +         $1,093,889
LG&E Power 13 Incorporated               N/A                      +        $14,494,306
LG&E Power 14 Incorporated               N/A                      +                 $0
LG&E Power Roanoke Incorporated          N/A                      +        $29,655,278
LG&E Roanoke Valley L.P.                 N/A                      +                 **
LG&E Erie Partner Incorporated           N/A                      +                 $0
LG&E Power 21 Wind Incorporated          N/A                      +        $22,816,805
LG&E Power 21 L.P.                       N/A                      +           $463,278
LG&E Power 31 Incorporated               N/A                      +                 $0
LG&E Power 31 Wind Incorporated          N/A                      +                 $0
LG&E Power 31 L.P.                       N/A                      +                 $0
                                         N/A                      +                 $0
LG&E Power Gregory I, Inc.               N/A                     $1        $25,632,863
LG&E Power Gregory IV                    N/A                     $1           $228,655
LG&E Power Gregory II, Inc.              N/A                     $1        $11,204,087
LG&E Power Gregory III                   N/A                     $1           $523,120
HD Energy Corporation                  $1.00                     **                 **
                                           0                     **                 **
                                           0                     **                 **
NuHPI, Inc.                                0                     **                 **

                                       $0.01                     **                 **
Ultrasystems Small Power,                  0                     **                 **
Incorporated
Hadson Fuels, Inc.                     $1.00                     **                 **
KUCC Grimes Corporation                    0                    ++++               $10
                                           0                    ++++               $10
KUCC Paris Corporation                   N/A                    ++++        $2,764,539
Tenaska III Partners, Ltd.               N/A                    ++++                $0
Portland 34 LTD Corporation              N/A                    ++++                $0
American Power Incorporated              N/A                      +                 $0

*        Value contributed or agreed to be contributed
** Investment balances in these subsidiaries are included in the investment of their parents. Investments were not pushed down to the subsidiary level.
+ In December 1991, LG&E Energy acquired Hadson Power Systems, Incorporated for approximately $49.1 million (net cash paid $41.1 million). Investments in these subsidiaries (as well as other subsidiaries or assets which may have been sold or discontinued) were included in such acquisition but costs were not allocated to the subsidiary level.
++ In May 1995, LG&E Energy acquired Hadson Corporation for approximately $143 million (net cash paid $146 million). Investments in these subsidiaries (as well as other subsidiaries or assets which may have been sold or discontinued) were included in such acquisition but costs were not allocated to the subsidiary level.
++ In February 1997, LG&E Energy acquired interests in the Centro and Cuyana natural gas distribution companies for approximately $140 million (net cash paid $125 million). Investments in these subsidiaries (as well as other subsidiaries or assets which may have been sold or discontinued) were included in such acquisition but costs were not allocated to the subsidiary level.
++++ In May 1998, LG&E Energy and KU Energy Corporation (the parent company of KU and certain subsidiaries) merged, in a stock-for-stock transaction, with the merger accounted for as a policy of interests transaction. Investments in these subsidiaries (as well as other subsidiaries or assets which may have been sold or discontinued) were included in such acquisition but costs were not allocated to the subsidiary level.
+ In July 1999, LG&E Energy acquired CRC Holdings Inc. for initial consideration of $45.6 million and retirement of approximately $35.3 million in debt (net cash paid $39.6 million). Investments in these subsidiaries (as well as other subsidiaries or assets which may have been sold or discontinued) were included in such acquisition but costs were not allocated to the subsidiary level.
++ In March 1999, LG&E Energy acquired interests in Gas Natural BAN and related subsidiaries for approximately $74.3 million (plus an additional net investment in 1999 of $11.1 million).

                         INVESTMENTS IN OTHER COMPANIES

         10. Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

         By permission of the Staff, information about the Included Companies only is included.

LG&E ENERGY CORP. INVESTMENTS
-----------------------------

                                                    DESCRIPTION                   SHARES         TOTAL            BOOK
               ISSUER                               OF SECURITY                   OWNED           COST            VALUE
Zurich Capital Markets                Preferred Stock 6.226%*                         1.00       100,000.00       103,590.00
FleetBoston Financial Corporation     Preferred Stock 3.375%*                     5,000.00       260,625.00       253,286.65
Bear Stearns Company                  Preferred Stock 2.86%*                      2,500.00       125,000.00       101,334.10
Baltimore Gas & Electric              Preferred Stock 6.99%*                      2,000.00       213,500.00       206,270.34
Mississippi Power                     Preferred Stock 1.58%*                     10,000.00       260,000.00       231,068.80
Monongahela Power                     Preferred Stock 1.58%*                      2,580.00       221,138.25       175,543.79
PECO Energy                           Preferred Stock 3.80%*                      3,000.00       187,441.50       171,269.58
San Diego Gas & Electric Company      Preferred Stock 1.70%*                      5,500.00       146,650.00       138,289.41
Pacific Gas & Electric                Preferred Stock 1.575%*                     4,000.00       243,945.30       182,660.51
Anadarko Petroleum                    Preferred Stock 5.46%*                      1,000.00        98,625.00        84,780.65
Apache Corporation                    Preferred Stock 5.68%*                      1,500.00       143,688.75       133,786.08
Heller Financial                      Preferred Stock 6.687%*                     1,500.00       156,555.00       145,375.44
Household International               Preferred Stock 4.30%*                      3,000.00       199,650.00       179,604.24
Pacific Enterprises                   Preferred Stock 4.50%*                      4,000.00       282,000.00       215,846.16
UGI Utilities                         Preferred Stock 7.75%*                      1,500.00       165,000.00       158,474.59
TCI Communications                    Preferred Stock 2.50%*                      5,000.00       127,312.50       125,625.00

                                      March-01 Bond 104 Put (Exp. 2/17/01)            6.00         6,907.32         6,375.00
                                      March-01 Bond 101 Put (Exp. 1/20/01)           24.00        25,754.16         1,500.00

                                      March-01 Agency Ten Year Futures              (10.00)     (966,875.00)     (999,062.50)
                                      Contract
                                      March-01 Treasury Bond                         (5.00)     (513,687.49)     (523,125.00)
                                                                                              (1,480,562.49)   (1,522,187.50)
Financial Square Fund                 Money Market                             130,300,000                    130,345,047.59

* To be sold by March 31, 2001

LOUISVILLE GAS AND ELECTRIC COMPANY
-----------------------------------


                                                          DESCRIPTION                   SHARES       TOTAL           BOOK
                 ISSUER                                   OF SECURITY                   OWNED         COST          VALUE
Zurich Capital Markets                    Preferred Stock 6.226%*                           2.00      200,00.00     207,180.00
FleetBoston Financial Corporation         Preferred Stock 3.375%*                       6,000.00     149,100.00     149,998.08
BCH Capital Ltd.                          Preferred Stock 2.625%*                       6,000.00     151,500.00     154,500.00
USA Education Inc.                        Preferred Stock 3.485%*                       4,000.00     200,000.00     201,685.52
Tennessee Valley Authority                Preferred Stock 1.6875%*                      5,000.00     114,375.00     117,500.00
Lehman Brothers Holdings                  Preferred Stock 2.835%*                       4,000.00     160,105.00     162,103.28
Carolina Power & Light                    Preferred Stock 4.20%*                        3,500.00     265,475.00     217,907.86
Consolidated Edison                       Series D Preferred Stock 4.65%*               3,425.00     287,337.06     256,035.02
Duke Power                                Preferred Stock 7.85%*                        1,190.00     133,280.00     125,357.62
Duquesne Light                            Series G Preferred Stock 2.10%*               3,920.00     151,849.10     122,302.82
Florida Power & Light                     Preferred Stock 6.75%*                        4,000.00     423,000.00     408,988.40
MidAmerican Energy Corporation            Preferred Stock 4.35%*                        2,500.00     196,250.00     163,705.55
Mississippi Power                         Preferred Stock 1.58%*                        5,500.00     139,700.00     127,087.84
Public Service E&G                        Preferred Stock 4.18%*                        3,860.00     281,113.50     243,344.74
Union Electric                            Preferred Stock 4.00%*                        6,030.00     385,920.00     381,191.21
Virginia Electric                         Preferred Stock 7.05%*                        2,500.00     270,000.00     257,895.20
Pacific Gas & Electric                    Preferred Stock 1.575%*                       5,800.00     145,864.20     109,219.68
Citigroup                                 Preferred Stock 3.1825%*                      4,000.00     215,000.00     187,774.88
Swedish Export Credit                     Preferred Stock 1.84375%*                     7,000.00     156,765.00     164,500.00
ING Capital Funding                       Preferred Stock 2.30%*                        4,000.00     103,600.00     105,125.00
Texaco Capital                            Preferred Stock Adjustable B*                 5,000.00      90,000.00      89,531.25
Ohio Valley Electric Company              Common Stock                                 49,000.00     490,000.00     490,000.00


                                          March-01 Bond 104 Put (Exp. 2/17/01)             11.00      12,663.42      11,687.50
                                          March-01 Bond 101 Put (Exp. 1/20/01)             31.00      33,234.54       1,937.50
                                          March-01 Agency Ten Year                        (12.00) (1,160,250.00) (1,198,875.00)
                                          March-01 Treasury Bond                           (7.00)   (723,249.99)   (732,375.00)
                                                                                                  (1,883,499.99) (1,931,250.00)

* To be sold by March 31, 2001

LG&E CAPITAL CORP.
------------------
KUCC Paris Corporation                    Common Stock                                  1,000.00   2,764,539.00   2,764,539.00
KUCC Ferndale Corporation                 Common Stock                                  1,000.00     618,395.00     618,395.00

KENTUCKY UTILITIES COMPANY
--------------------------
Ohio Valley Electric Company              Common Stock                                 25,000.00     250,000.00     250,000.00

                                                              DESCRIPTION              INTEREST       PRINCIPAL AMOUNT
                      ISSUER                                  OF SECURITY                RATE            OUTSTANDING
Augusta-Brooksville-Bracken County Industrial                     Note                    N/A             $190,494.78
Authority
Boyle County Industrial Foundation Inc.                           Note                    N/A             $176,000.00
Eddyville Industrial Development Authority Inc.                   Note                    N/A              $94,500.00
Hart County Industrial Authority                                  Note                    N/A              $80,000.00
Marion County Industrial Foundation Inc.                          Note                    N/A              $47,250.00
City of Richmond and the Richmond Industrial                      Note                    N/A              $30,214.99
Development Corporation

                        INDEBTEDNESS OF SYSTEM COMPANIES

         11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

         (a)      Debts owed to associate companies:

         By permission of the Staff, information about the Included Companies only is included. Also by permission of the Staff, this item includes
         (a) only indebtedness where the aggregate debt owed by any such company to any one person exceeds the greater of (i) $25,000 or (ii) an amount exceeding 2% of the total of the debt accounts shown on the balance sheet of the debtor; and (b) only notes payable and debt securities issued and not trade accounts payable.


    Name of Debtor                 Name of Creditor                                   Rate of
     (Borrower)                     (Lender)                        Amount Owed       Interest      Date of Maturity
--------------------------------- ----------------------------- -------------------- ----------- -----------------------
Powergen US Holdings              Powergen UK plc                      $742,519,226    7.6313%    19 March 2001
Powergen US Holdings              Powergen UK plc                       L51,460,233       -       On demand
Powergen US Holdings              Powergen UK plc                        $2,677,936       -       On demand
Powergen US Holdings              Powergen plc                              L69,816       -       On demand
Powergen US Investments           Powergen US Holdings               $3,600,050,000    7.8788%    3 January 2001*
Ergon US Investments              Powergen US Holdings                 $400,050,000    7.8788%    3 January 2001*
Powergen US Investments           Powergen US Holdings                  $21,273,055       -       On demand
Powergen US Investments           Powergen US Holdings                   L1,130,799       -       On demand
Ergon US Investments              Powergen US Holdings                   $2,451,489       -       On demand
Ergon US Investments              Powergen US Holdings                      L64,325       -       On demand
Powergen US Investments Corp      Powergen US Holdings                  L10,726,504       -       On demand
Powergen US Funding LLC           Powergen US Holdings                     $702,433       -       On demand
Powergen US Holdings              Powergen US Investments            L2,501,598,221    7.0880%    3 January 2001*
Powergen US Holdings              Ergon US Investments                 L279,306,011    7.0880%    3 January 2001*
Powergen US Holdings              Powergen US Funding LLC               $50,000,000    6.176%     19 March 2001
Powergen Luxembourg Holdings      Powergen Luxembourg                  $398,550,000      **       **
Sarl                              Securities Sarl
Powergen US Partnership           Powergen Luxembourg                    $1,772,770    7.4988%    31 March 2001
                                  Holdings Sarl
Powergen US Partnership           Powergen Luxembourg                   $20,000,000    7.4988%    31 December 2001
                                  Holdings Sarl
Powergen US Partnership           Powergen Luxembourg                   $30,000,000    7.4988%    31 December 2003
                                  Holdings Sarl
Powergen US Partnership           Powergen Luxembourg                   $50,000,000    7.4988%    31 December 2005
                                  Holdings Sarl
Powergen US Partnership           Powergen Luxembourg                  $150,000,000    7.4988%    31 December 2007


                                  Holdings Sarl

Powergen US Partnership           Powergen Luxembourg                   $30,000,000    7.4988%    31 December 2010
                                  Holdings Sarl
Powergen US Partnership           Powergen Luxembourg                   $20,000,000    7.4988%    31 December 2012
                                  Holdings Sarl
Powergen US Partnership           Powergen Luxembourg                      $125,719       -       31 March 2001
                                  Holdings Sarl
Powergen US Partnership           Powergen Luxembourg                   $15,954,570    7.4988%    31 March 2001
                                  Investments Sarl
Powergen US Partnership           Powergen Luxembourg                  $180,000,000    7.4988%    31 December 2001
                                  Investments Sarl
Powergen US Partnership           Powergen Luxembourg                  $270,000,000    7.4988%    31 December 2003
                                  Investments Sarl
Powergen US Partnership           Powergen Luxembourg                  $450,000,000    7.4988%    31 December 2005
                                  Investments Sarl
Powergen US Partnership           Powergen Luxembourg                $1,350,000,000    7.4988%    31 December 2007
                                  Investments Sarl
Powergen US Partnership           Powergen Luxembourg                  $270,000,000    7.4988%    31 December 2010
                                  Investments Sarl
Powergen US Partnership           Powergen Luxembourg                  $180,000,000    7.4988%    31 December 2012
                                  Investments Sarl
Powergen US Partnership           Powergen Luxembourg                    $1,131,467       -           31 March 2001
                                  Investments Sarl
Powergen US Investments Corp.     LG&E Energy Corp.                      $5,524,738       -             On demand
Louisville Gas & Electric         LG&E Energy Corp.                    $114,589,000     6.84%           On demand
Kentucky Utilities                LG&E Energy Corp.                     $61,239,000     6.84%           On demand
LG&E Energy Marketing Inc.        LG&E Capital Corp.                   $208,145,000      N/A            On demand


* On 3 January 2001, these loans were rolled over into new non-interest bearing loans with payment on demand.

** The interest on this loan is variable, based upon the profits of the borrower, the term of the loan is 10 years.

         (b)      Debts owed to others:


------------------------------------------------------------------------------------------------------------------------
                                                                                     Rate of
         Name of Debtor                 Name of Creditor            Amount Owed       Interest      Date of Maturity
--------------------------------- ----------------------------- -------------------- ----------- -----------------------

         By permission of the Staff, the response to this item has been omitted.


                                PRINCIPAL LEASES

         12. Describe briefly the principal features of each lease (omitting oil and gas leases to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

         By permission of the Staff, this item (a) includes only leases which involve rental at an annual rate of the greater of (i) $50,000 and (ii) an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year, (b) includes only information relating to the Included Companies, and (c) does not include leases details of which are set out in Item 6.

       LESSEE                       LESSOR                        ITEM LEASED               2000 PAYMENTS
LG&E                  Jones, Lane, Lasalle                      Office building               $3,348,269
                      Actors Theater                            Office building               142,691
                      Louisville Central Community Center       Office building               90,000
                      PHH                                       Cars/light trucks             1,400,000

KU                    Lexington Fayette County Urban Gov't      Office building               275,208

WKEC                  Big Rivers Electric Corporation           Electric generation           14,317,099
                                                                facilities
                      Ronald Sheffer and Bruce Peters, Soaper   Office building               186,701
                      Building Partnership

LG&E Power Inc.       PWREF/MCC South Coast LLC                 Office building               228,141
                      Cassidy & Pinkard Property Services LLC   Office building               327,751

LG&E Power Services   High Equity Partners LP                   Office building               54,576
Inc.

LG&E Power            State Street Bank and Trust               Electric generation           0



Monroe LLC            Company of Connecticut, NA                facilities
                      and Sandy Lamarr Cody

Westmoreland-LG&E     US Filter                                 Demineralized water           90,460
Partners                                                        treatment equipment

LG&E-Westmoreland     US Filter                                 Demineralized water           121,476
Southampton                                                     treatment equipment

LG&E-Westmoreland     US Filter                                 Demineralized water           59,088
Altavista                                                       treatment equipment

LG&E-Westmoreland     US Filter                                 Demineralized water           88,272
Hopewell                                                        treatment equipment


                                 SECURITIES SOLD

         13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

         By permission of the Staff, information about the Included Companies only is included, and information relating to Powergen plc relates only to such transactions since its formation in June 1998.

-------------------------- ------------------ -------------- ---------------- ---------------------- -----------------
                                                Proceeds
                                               Received by     Approximate
                                               Issuer per      Expenses of      Name of Principal      Underwriters
                           Amount Issued or   $100 (Before   Issuer per $100     Underwriters or         Initial
     Title of Issue              Sold           Expenses)                          Purchasers         Offering Price
-------------------------- ------------------ -------------- ---------------- ---------------------- -----------------
          1996
KU - Series S                    $36,000,000       $99.35               $.53  GS, Hilliard Lyons           100%
LG&E - Jefferson County          $22,500,000       $99.70               $.57  GS                           100%
(unsecured)
LG&E - Trimble County            $27,500,000       $99.70               $.47  MSDW                         100%
(unsecured)

          1997
LG&E - Trimble County            $35,000,000       $99.70               $.31  MSDW                         100%
(unsecured)
LG&E - Jefferson County          $35,000,000       $99.70               $.31  GS                           100%
(unsecured)



          1998
LCC - Medium Term Notes         $150,000,000       $99.40               $.23  Chase, JPM, ML, NB           100%
- Feb 08
LCC - Medium Term Notes         $150,000,000      $102.27               $.08  MSDW, Chase, JPM, ML         100%
- REPS - Nov -11
Subscriber Shares on
incorporation of
Powergen plc:
  Redeemable Preference               49,998  L49,998
  Shares (L1)
  Ordinary shares (L1)**                   2  L2
Shares allotted on
implementation of
Powergen plc
Scheme of Arrangement:
  Special Rights
  Redeemable Preference
  share (L1)                               1  L1
  Ordinary Shares 50.
  pence), issued in
  exchange for existing
  shares in the company
  previously known as
  Powergen plc, now
  Powergen UK plc                649,123,527
                                             n/a (share
                                             swap)

          1999
LCC - Medium Term Notes         $150,000,000       $99.50               $.16  Chase, JPM, ML               100%
- May 04
LCC - Medium Term Notes          $50,000,000       $99.85               $.10  Wachovia                     100%
- Sept. 00
Aggregate allotments of
Powergen plc Ordinary
shares under the staff
ShareSave scheme
                                     163,804  L671,206
Aggregate allotments of
Powergen plc Ordinary
shares under the
Executive share option
scheme                                52,600 L246,508

Allotment of Powergen plc
Ordinary shares under the
Powergen plc Profit
Sharing Share Scheme                 386,571 L2,906,829

          2000
Jefferson County - 2000          $25,000,000       $99.50              $2.08* MSDW                         100%
Series A



Mercer County - 2000             $12,900,000       $99.50              $2.81* MSDW                         100%
Series A
Trimble County - 2000            $83,335,000       $99.50               $.88* JPM, GS                      100%
LCC - Medium Term Notes         $150,000,000       $99.85               $.10* Chase, ML, JPM               100%
- 2001

LG&E Commercial Paper

Issued in 2000                $2,697,500,000
Average outstanding in
2000                            $124,449,291

LCC Commercial Paper
Issued in 2000              $13,720,327,000
Average outstanding in
2000                            $308,770,377

KU notes issued to
Centric Capital
Corporation
Issued in 2000                  $448,000,000
Average outstanding in
2000                             $22,700,000

Powergen US Holdings Ltd.
US$4Bn committed
revolving credit facility
  Tranche:  A                   $690,000,000
  Tranche:  B                 $1,000,000,000
  Tranche:  C                 $1,500,000,000

PowerGen US Funding LLC
 Commercial Paper
 (US$3,000,000,000)
Issued in 2000                   $49,180,494
Average outstanding in           $49,180,494
2000

Aggregate allotments of
Powergen plc Ordinary
shares under the staff
ShareSave scheme                     478,582 L1,878,120

Aggregate allotments of
Powergen plc Ordinary
shares under the
Executive share option
scheme                               212,250 L980,382

Allotment under the
Powergen plc Profit
Sharing Share


Scheme
                                   1,077,377 L3,856,866

*   Includes cost of insurance
**  Ordinary shares were subdivided into shares of 50 pence each in October 1998


                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

         14. (a) Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary;

         By permission of the Staff, information in response to this Item relating to any subsidiary of Powergen Group Holdings is excluded, except where such subsidiary and an associate company that is not a direct or indirect subsidiary of Powergen Group Holdings are parties to or have beneficial interests under the existing agreement with respect to future distributions of securities of any associate company.

         Pursuant to Commercial Paper Dealer Agreements dated November 28, 2000 between Powergen US Funding LLC and Bank of America Securities LLC, Goldman Sachs & Co., JP Morgan Securities Inc. and Chase Securities Inc., Powergen US Funding LLC may issue from time to time up to $3 billion of commercial paper notes at any time outstanding. As of December 31, 2000, $49,180,494 of commercial paper notes were outstanding thereunder.

         Pursuant to Commercial Paper Dealer Agreements dated September 5, 1997 between LG&E Capital Corp. and First Chicago Capital Markets, Inc., Merrill Lynch Money Markets, Inc. and Morgan Stanley & Co., Inc., LG&E Capital Corp. may issue from time to time up to $600 million of commercial paper notes at any time outstanding. As of December 31, 2000, no commercial paper notes were outstanding thereunder.

         Pursuant to a Private Placement Agency Agreement dated June 13, 2000 between LG&E Capital Corp. and Chase Securities Inc., Merrill Lynch & Co. and J.P. Morgan Securities Inc., LG&E Capital Corp. may issue from time to time up to $500 million of medium term notes at any time outstanding. As of December 31, 2000, $150 million of medium term notes were outstanding thereunder.

         Pursuant to a Private Placement Agency Agreement dated February 3, 1998 between LG&E Capital Corp. and Chase Securities Inc., Merrill Lynch & Co. and J.P. Morgan Securities Inc., LG&E Capital Corp. may issue from time to time up to an additional $50 million of medium term notes at any time outstanding. As of December 31, 2000, $450 million of medium term notes were outstanding thereunder.

         Pursuant to Commercial Paper Dealer Agreements dated October 26, 1999 and October 13, 1999 between Louisville Gas &Electric Company and Chase Securities Inc. and Banc One Capital Markets, Inc., Louisville Gas & Electric Company may issue from time to time up to $200 million of commercial paper notes at any time outstanding. As of December 31, 2000, no commercial paper notes were outstanding thereunder.

         Pursuant to a loan agreement dated June 5, 2000 between Kentucky Utilities Company and Centric Capital Corporation, Kentucky Utilities Company may issue from time to time up to $100 million of notes at any time outstanding. As of December 31, 2000, no such notes were outstanding thereunder.

         Certain information regarding agreements of Powergen and its subsidiaries with respect to future distribution of securities of Powergen is set forth in the following document, the applicable parts of which are hereby incorporated by reference. Registration Statement on Form S-8 with respect to
(a) LG&E Energy Corp. Savings Plan, 401(K) Savings Plan For Employees Of Louisville Gas And Electric Company who are Represented by Local 2100 of IBEW and WKE Corp. Bargaining Employees' Savings Plans (File No. 333-55690); (b) Powergen Long-Term Incentive Plan For Employees of LG&E Energy Corp. (File No. 333-51598); and (c) Powergen Long-Term Incentive Plan -- Roger Hale (File No. 333-51596).

         Powergen also operates an Annual Bonus Scheme, a Medium Term Bonus Scheme and an Executive Share Option Scheme, which are described on page 21 of the Annual Report, which is incorporated herein by reference.

         (b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

         The dealers in the above agreements are entitled to cash compensation for the services rendered pursuant to those agreements.


                     TWENTY LARGEST HOLDERS OF CAPITAL STOCK

         15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

         This information is provided as of December 31, 2000 and for Powergen only. The beneficial holders of share capital in each Intermediate Company and the LG&E Energy Group Companies are shown in response to
         Item 9.

         Powergen securities can be held by certificate, through dividend reinvestment plans, through employee investment plans, through investment companies, and through other street name and nominee accounts. Without unreasonable expenditure of time and money, Powergen has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, Powergen is only able to provide information as to shares registered with Powergen.

         (a) List the twenty largest holders in accordance with the table below:

-----------------------------------------------------------------------------------------------------------------------
                                                    Holder of Record                     Number of         Per cent
           Title of Issue                              and Address                     Shares Owned        of Class
------------------------------------- ---------------------------------------------- ------------------ ---------------
Powergen plc ordinary shares          Chase Nominees Limited                              95,650,764          14.7
                                      PO BOX 18171
                                      125 London Wall
                                      London EC2Y 5AJ

                                      BNY (Nominees) Limited                              40,151,108           6.4
                                      30 Cannon Street
                                      London EC4M 6XH

                                      HSBC Global Custody Nominee (UK) Limited            16,902,258           2.6
                                      (a/c 767137)
                                      Mariner House
                                      Pepys Street
                                      London EC3N 4DA

                                      Prudential Client HSBC GIS Nominee (UK)             11,622,504           1.8
                                      Limited (a/c PAC)
                                      Mariner House
                                      Pepys Street
                                      London EC3N 4DA

                                      HSBC Global Custody Nominee (UK) Limited            11,336,559           1.7
                                      (a/c 357206)
                                      Mariner House
                                      Pepys Street
                                      London EC3N 4DA

                                      Stanlife Nominees Limited                           10,604,740           1.6
                                      PO Box 18172
                                      125 London Wall
                                      London EC2Y 5AJ

                                      Vidacos Nominees Limited a/c BCGN02                  9,358,097           1.4
                                      336 Strand
                                      London WC2R 1HB

                                      BNY Norwich Union Nominees Limited a/c LIFE          9,169,562           1.4
                                      1 Canada Square
                                      London E14 5AL



                                      Vidacos Nominees Limited                             8,618,134           1.3
                                      336 Strand
                                      London WC2R 1HB

                                      Apollo Nominees Ltd a/c CRE                          6,247,877           1
                                      1 Finsbury Avenue
                                      London EC2M 2PP

                                      Chase (GA Group) Nominees Limited a/c GA             6,176,391           0.9
                                      PO Box 18171
                                      125 London Wall
                                      London EC2Y 5AJ

                                      Vidacos Nominees Limited a/c FGN                     6,058,584           0.9
                                      336 Strand
                                      London WC2R 1HB

                                      Chase Nominees Limited a/c USRESLD                   5,669,251           0.9
                                      PO Box 18171
                                      125 London Wall
                                      London EC2Y 5AJ

                                      Nortrust Nominees Limited a/c TDS                    5,605,273           0.9
                                      155 Bishopsgate
                                      London EC2M 3XS

                                      RBSTB Nominees Ltd                                   5,073,677           0.8
                                      One Canada Square
                                      London E14 5AL

                                      Co-operative Insurance Society Limited               4,419,678           0.7
                                      Miller Street
                                      Manchester M60 0AL

                                      The Bank of New York (Nominees) Limited              4,132,583           0.6
                                      1 Canada Square
                                      London E14 5AL

                                      HSBC Global Custody Nominee (UK) Limited a/c         4,004,379           0.6
                                      775245
                                      Mariner House
                                      Pepys Street
                                      London EC3N 4DA

                                      State Street Nominees Limited a/c SS01               3,965,982           0.6
                                      1 Canada Square
                                      London E14 5AF

                                      Chase Nominees Limited a/c CMIGMAIN                  3,808,133           0.6
                                      PO Box 18171
                                      125 London Wall
                                      London EC2Y 5AJ


         (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

         Fifteen thousand holders hold 519,177,347 Powergen plc ordinary shares.

         (c) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

         Six hundred ninety-eight thousand holders hold 132,317,324 Powergen plc ordinary shares.


                        OFFICERS, DIRECTORS AND EMPLOYEES

         16. (a) POSITIONS AND COMPENSATION OF OFFICERS AND DIRECTORS. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.2

         State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

--------------------------------- ------------------------- ------------------- -------------------- -------------------
                                                                                                          Present
                                                                                   Positions and        Compensation
              Name                        Address                Company            Employments        (Annual Rate)
--------------------------------- ------------------------- ------------------- -------------------- -------------------
Edmund Wallis                     53 New Broad Street,         Powergen plc     Chairman and Chief        Omitted
                                  London EC2M 1SL, United                       Executive (3)
                                  Kingdom
Paul Myners                       53 New Broad Street,         Powergen plc     Deputy Chairman           Omitted
                                  London EC2M 1SL, United                       and Non-Executive
                                  Kingdom                                       Director

Nick Baldwin                      53 New Broad Street,         Powergen plc     Executive                 Omitted
                                  London EC2M 1SL, United                       Director, UK
                                  Kingdom                                       Operations



--------
(2) By permission of the Staff (a) only the name of each officer or director, the company, and the titles of the positions held are included; (b) information on the compensation of officers, directors and certain employees required by Items 16(a) and (b) are excluded; and (c) information relating to Powergen only is included.

(3) Effective February 21, 2001, Mr. Wallis is Chairman of Powergen plc, and Mr. Baldwin's title changed to "Chief Executive."


Sir Frederick Crawford            53 New Broad Street,         Powergen plc     Non-Executive             Omitted
                                  London EC2M 1SL, United                       Director
                                  Kingdom
Sydney Gillibrand                 53 New Broad Street,         Powergen plc     Non-Executive             Omitted
                                  London EC2M 1SL, United                       Director
                                  Kingdom
Anthony Habgood                   53 New Broad Street,         Powergen plc     Non-Executive             Omitted
                                  London EC2M 1SL, United                       Director
                                  Kingdom
Roger Hale                        53 New Broad Street,         Powergen plc     Executive Director        Omitted
                                  London EC2M 1SL, United
                                  Kingdom
Peter Hickson                     53 New Broad Street,         Powergen plc     Group Finance             Omitted
                                  London EC2M 1SL, United                       Director
                                  Kingdom                                       (Executive)
Dr. David K-P Li                  53 New Broad Street,         Powergen plc     Non-Executive             Omitted
                                  London EC2M 1SL, United                       Director
                                  Kingdom
Roberto Quarta                    53 New Broad Street,         Powergen plc     Non-Executive             Omitted
                                  London EC2M 1SL, United                       Director
                                  Kingdom


         (b) COMPENSATION OF CERTAIN EMPLOYEES. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

         (c) INDEBTEDNESS TO SYSTEM COMPANIES. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

         To the knowledge of Powergen's management, no such obligation exists.

         (d) CONTRACTS. If any such director, trustee or officer as aforesaid:

         (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of its Item); or,

         (2) either individually or together with the members of his immediately family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or

         (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein.

         To the knowledge of Powergen's management, no such contracts exist.

         (e) BANKING CONNECTIONS. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

         Dr. David K-P Li, a member of the Board of Directors of Powergen plc, is the chairman and chief executive of The Bank of East Asia, a commercial banking institution. Dr. Li will cease to be a director of Powergen no later than June 2002.

         Victor Staffieri, a member of the Boards of Directors of numerous subsidiaries of LG&E Energy Corp., is also a member of the Board of Directors of Bank of Louisville, a commercial banking institution. Authorized pursuant to Rule 70(c).

                   INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

         17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

         By permission of the Staff, information about the Included Companies only is included.

         There are no such interests or claims.

                    SERVICE, SALES AND CONSTRUCTION CONTRACTS

         18. As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

         By permission of the Staff, information about the Included Companies only is included.

         Please see Exhibit K to the Form U-1 (the "Form U-1"), File No. 70-9672, filed on December 6, 2000 by Powergen, the Intermediate Companies, LG&E Energy, LG&E Capital Corp., LG&E Energy Marketing Inc., LG&E Power Inc., LG&E, and KU, which is incorporated herein by reference.

         LG&E Services has entered into service agreements, a form of which is filed as Exhibit B-2.1 to the Form U-1 and approved by the Commission, each dated as of January 1, 2001 with LG&E, KU, LG&E Capital Corp., Powergen plc and LG&E Energy Marketing Inc.

                                   LITIGATION

         19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

         (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

         (2) Proceedings involving any franchise claimed by any such company;

         (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

         (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company;

         (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

         By permission of the Staff, information about the Included Companies only is included.

         Powergen is subject to certain claims and is a party to a number of legal proceedings relating to the normal course of its business.

         In addition, the Group is aware of claims by certain current and former employees, including former employees of the CEGB, and contractors in respect of industrial illness and injuries.

         Powergen believes, based on legal advice received and taking into account its insurance arrangements, that it is unlikely that any such claims will have a material effect on its financial position, results of operations or liquidity.

         Please refer to Item 3 of the 1999 10-K and Item 1 of Part II of each of the 2000 10-Qs, which are incorporated herein by reference.

EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

         A copy of a corporate chart showing the relationships between the registrants and their subsidiaries is provided under cover of Form SE.

EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

         By permission of the Staff, in lieu of the exhibits required under Exhibit B, the jurisdiction of incorporation for Powergen and each of its subsidiary companies and a brief description of every subsidiary company of Powergen is provided herein by reference to Items 4 and 5.

EXHIBIT C. (a) With respect to each class of funded debt shown in the answers to Item 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

         (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

         By permission of the Staff, Exhibit C has been omitted.

EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

         In full response to this exhibit requirement there is provided
         (1) a balance sheet and income statement for Powergen reflecting the consolidated group results in the format used in Form 20-F; (2) individual balance sheets and income statements for each Intermediate Company in either Form 20-F format or US GAAP format; (3) a consolidated balance sheet and income statement for Powergen Group Holdings in Form 20-F format; and (4) a consolidating balance sheet and income statement for LG&E Energy in US GAAP format. All financial statements are as of, or for the year ended December 31, 2000 and, with respect to items (1) and (3), will include amounts stated in US dollars and amounts stated in UK sterling by way of a convenience translation based on the exchange rate prevailing at December 31, 2000. By permission of the Staff, the financial statements of the subsidiary companies of Powergen Group Holdings are excluded.

EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

         (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

         (2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

                  (a) Generating plants-kind and capacity;

                  (b) Transmission lines-voltage, number of circuits, kind if supports, kind and size of conductors;

                  (c) Transmission substations-capacity;

                  (d) Distribution substations-capacity;

                  (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

         (3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas;

         (4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

                  (a) Generating plants-kind and daily capacity;

                  (b) Holders-kind and capacity;

                  (c) Compressor stations-capacity in horsepower;

                  (d) Transmission pipe lines-size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

                  (e) Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises, giving names of such companies and other enterprises;

                  (f) General location and outline of gas producing and reserve areas and diagramatic location of gathering lines.

         (The maps should suitably indicate all properties owned by the company and leased to others, and also all properties leased from others and operated by the company.

         Where clarity will not be sacrificed, the information called for under
(1) and (2) may be shown on one map and that under (3) and (4) on another map.

         All maps should be in black and white, as of a specified recent date and drawn approximately to scale. In order that the geographical relations may be clear, indicate the boundaries of States and principal political subdivisions and locations of the more important municipalities in the region.)

         A copy of each of the following maps is provided in response to this exhibit requirement under cover of Form SE:

         Map of electric service areas in Kentucky.

         Map of electric utility power plants.

         Louisville Gas & Electric Company/Kentucky Utilities Company system map.

         Map of electric transmission in Kentucky.

         System map - Louisville Gas and Electric Company.

         Old Dominion Power Company system map.

         Map of Kentucky gas distribution systems.

         Map of gas transmission in Kentucky.

         Map of LG&E and KU generating stations and corporate, operations and service centers.

EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated.

         A copy of the annual reports for the year ended December 31, 1999 for Powergen and LG&E Energy only are provided in response to this exhibit requirement under cover of Form SE.

EXHIBIT G. Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Energy Regulatory Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed."

         The following copies are provided under cover of Form SE:

         FERC Form 1: Annual Report of Major Electric Utilities, Licensees and Others for the year ended December 31, 1999, for LG&E and KU.

         FERC Form 2: Annual Report of Major Natural Gas Companies for the year ended December 31, 1999 for LG&E.

         1999 Annual Report of KU to the Virginia State Corporation Commission (FERC Form 1).

         1999 Annual Report of LG&E to the Kentucky Public Service Commission (FERC Forms 1 and 2).

         1999 Annual Report of KU to the Kentucky Public Service Commission (FERC Form 1).

EXHIBIT H. Typical forms of service, sales or construction contracts described in answer to Item 18.

         Please see Exhibit B-2.1 to the Form U-1, which is incorporated herein by reference.

         This registration statement comprises:

         (a) Pages numbered 1 to 74, consecutively.

         (b) The following Exhibits: the Exhibits shown on the attached exhibit index.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrants have caused this registration statement to be duly signed on their behalf in the City of London, United Kingdom, on the 9th day of March, 2001.


                                    Powergen plc
                                    Powergen US Holdings Limited
                                    Powergen US Investments
                                    Ergon US Investments
                                    Powergen Luxembourg sarl
                                    Powergen Luxembourg Holdings sarl
                                    Powergen Luxembourg Investments sarl
                                    Powergen USA
                                    Powergen US Investments Corp.
                                    (Names of Registrants)


                                    By:      /s/ David Jackson
                                         ---------------------------------------
                                             David Jackson
                                             Secretary and General Counsel
                                             Powergen plc

                                  VERIFICATION

         The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated March 9, 2001, for and on behalf of:

         (a) Powergen plc

         (b) Powergen US Holdings Limited

         (c) Powergen US Investments

         (d) Ergon US Investments

         (e) Powergen Luxembourg sarl

         (f) Powergen Luxembourg Holdings sarl

         (g) Powergen Luxembourg Investments sarl

         (h) Powergen USA

         (i) Powergen US Investments Corp.

that he is the Secretary and General Counsel of Powergen plc and authorized to sign on behalf of it and the remaining registrants; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                                  /s/ David Jackson
                                  --------------------------------------------
                                  David Jackson


(OFFICIAL SEAL)

Subscribed and sworn to before me, a Notary Public this 9th day of March, 2001.



 /s/ William B. Kennair
---------------------------------------
     William B. Kennair
 Scrivener Notary, London, England

My commission is for life.

                                INDEX OF EXHIBITS


Exhibit No.                                                Description
-----------                                                -----------
    A-1               Corporate chart of Powergen plc and its subsidiaries (filed herewith on Form SE)

     D                Financial statements

    E-1               Map of Electric Service Areas in Kentucky (filed herewith on Form SE)

    E-2               Map of Electric Utility Power Plants (filed herewith on Form SE)

    E-3               Louisville  Gas &  Electric  Company/Kentucky  Utilities  Company  System  Map  (filed herewith on Form SE)

    E-4               Map of Electric Transmission in Kentucky (filed herewith on Form SE)

    E-5               System Map - Louisville Gas and Electric Company (filed herewith on Form SE)

    E-6               Old Dominion Power Company System Map (filed herewith on Form SE)

    E-7               Map of Kentucky Gas Distribution Systems (filed herewith on Form SE)

    E-8               Map of Gas Transmission in Kentucky (filed herewith on Form SE)

    E-9               Map of LG&E and KU generating stations and corporate,  operations and service centers (filed herewith on Form SE)

    F-1               Powergen plc's 1999 Annual Report to Shareholders (filed herewith on Form SE)

    F-2               LG&E Energy Corp.'s 1999 Annual Report to Shareholders (filed herewith on Form SE)

    G-1               Annual Report of Major Electric Utilities,  Licensees and Others (FERC Form 1) for the
                      year ended December 31, 1999 for LG&E (filed herewith on Form SE)

    G-2               Annual Report of Major Electric Utilities,  Licensees and Others (FERC Form 1) for the
                      year ended December 31, 1999 for KU (filed herewith on Form SE)

    G-3               Annual  Report  of Major  Natural  Gas  Companies  (FERC  Form 2) for the  year  ended
                      December 31, 1999 for LG&E (filed herewith on Form SE)

                                       73


    G-4               1999 Annual Report of KU to the Virginia State Corporation Commission (Required annual report is FERC Form 1, which is filed herewith as Exhibit G-2).

    G-5               1999 Annual Report of LG&E to the Kentucky State Commission (Required annual report is
                      FERC Forms 1 and 2, which are filed herewith as Exhibits G-1 and G-3).

    G-6               1999 Annual Report of KU to the Kentucky State
                      Commission (Required annual report is FERC Form
                      1, which is filed herewith as Exhibit G-2).
